Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

GRUPO FINANCIERO GALICIA S.A.

FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Fiscal Year No. 18, commenced January 1, 2016

Legal Domicile: Tte. Gral. Juan D. Perón No. 430 – 25th floor, Buenos Aires – Argentina

Principal Line of Business: Financial and Investment Activities

Registration No. with the Corporation Control Authority (I.G.J.): 12,749

Sequential Number – Corporation Control Authority: 1,671,058

Date of Registration with the Corporation Control Authority (I.G.J.):

Of Bylaws: September 30, 1999

Date of Latest Amendment to Bylaws: July 16, 2010

Date of Expiration of the Company’s Bylaws: June 30, 2100

Information on the Controlling Company

Company’s Name: EBA HOLDING S.A.

Principal Line of Business: Financial and Investment Activities

Interest Held by the Controlling Company in the Shareholders’ Equity as of 03.31.16: 21.63%

Interest held by the Controlling Company in the Votes as of 03.31.16: 57.98%

Capital Status as of 03.31.16 (Note 8 to the Financial Statements):

Figures Stated in Thousands of Pesos for “Subscribed”, “Paid-in” and “Registered” Shares

Shares

Amount	Type	Voting Rights per Share	Subscribed	Paid-in	Registered

281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222	281,222
1,019,042,947	Ordinary Class “B”, Face Value of 1	1	1,019,043	1,019,043	1,019,043
1,300,264,597			1,300,265	1,300,265	1,300,265

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos

	Notes	03.31.16	12.31.15

Assets
Cash and Due from Banks		19,911,475	30,834,663
Cash		7,975,726	7,288,153
Financial Institutions and Correspondents		11,935,749	23,546,510
Argentine Central Bank (B.C.R.A.)		11,676,032	23,106,877
Other Local Financial Institutions		51,051	105,511
Foreign		208,666	334,122
Government and Private Securities	3	30,115,637	15,525,090
Holdings Recorded at Fair Market Value		2,540,914	2,376,386
Holdings Recorded at their Acquisition Cost plus the I.R.R.		1,580,312	1,389,617
Instruments Issued by the Argentine Central Bank		25,993,782	11,759,087
Investments in Listed Private Securities		629	—
Loans	4 and 5	103,245,375	98,344,731
To the Non-financial Public Sector		19,396	17,705
To the Financial Sector		1,274,119	761,547
Interbank Loans (Call Money Loans Granted)		444,745	40,000
Other Loans to Local Financial Institutions		772,056	685,500
Accrued Interest, Adjustments and Exchange Rate Differences Receivable		57,318	36,047
To the Non-financial Private Sector and Residents Abroad		105,799,272	101,125,473
Overdrafts		9,416,484	8,548,542
Promissory Notes		20,892,419	22,737,166
Mortgage Loans		2,037,966	2,098,824
Collateral Loans		450,919	486,891
Personal Loans		10,560,492	9,259,159
Credit Card Loans		57,778,731	56,260,115
Others		3,643,847	924,741
Accrued Interest, Adjustments and Exchange Rate Differences Receivable		1,577,144	1,407,465
Documented Interests		(558,166)	(596,853)
Unallocated Collections		(564)	(577)
Allowances	6	(3,847,412)	(3,559,994)
Other Receivables Resulting from Financial Brokerage		16,333,862	8,060,768
Argentine Central Bank		1,947,661	1,738,892
Amounts Receivable for Spot and Forward Sales to be Settled		4,893,345	290,795
Securities Receivable under Spot and Forward Purchases to be Settled		4,223,503	765,288
Premiums from Bought Options		11,740	41,027
Others Not Included in the Debtor Classification Regulations	7	1,908,628	2,093,958
Unlisted Notes	5	1,669,590	1,639,013
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	1.12	669,913	287,161
Others Included in the Debtor Classification Regulations	5	1,201,555	1,393,560
Accrued Interest and Adjustments Receivable Included in the Debtor Classification Regulations	5	1,195	783
Allowances		(193,268)	(189,709)
Receivables from Financial Leases		882,645	958,092
Receivables from Financial Leases	5	879,695	956,131
Accrued Interest and Adjustments Receivable	5	20,714	20,119
Allowances		(17,764)	(18,158)

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos

	Notes	03.31.16	12.31.15

Equity Investments	9	51,278	51,731
In Financial Institutions		7,229	6,447
Others		44,685	45,920
Allowances		(636)	(636)
Miscellaneous Receivables		4,284,250	2,569,453
Receivables for Assets Sold	5	18,337	19,651
Minimum Presumed Income Tax – Tax Credit	1.14	10,303	10,230
Others	10	4,385,877	2,692,286
Other Accrued Interest and Adjustments Receivable		30,655	23,164
Allowances		(160,922)	(175,878)
Bank Premises and Equipment	11	2,161,343	2,079,085
Miscellaneous Assets	12	871,865	820,073
Intangible Assets	13	2,104,135	2,025,844
Goodwill		12,898	15,316
Organization and Development Expenses		2,091,237	2,010,528
Unallocated Items		22,375	58,963
Other Assets	14	454,506	419,510
Total Assets		180,438,746	161,748,003

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos

	Notes	03.31.16	12.31.15

Liabilities
Deposits		107,857,212	100,039,233
Non-financial Public Sector		3,351,793	630,401
Financial Sector		22,973	26,961
Non-financial Private Sector and Residents Abroad		104,482,446	99,381,871
Checking Accounts		20,100,154	19,121,256
Savings Accounts		29,125,719	27,451,942
Time Deposits		52,619,269	50,847,541
Investment Accounts		395,324	395,189
Others		1,007,818	649,174
Accrued Interest, Adjustments and Exchange Rate Differences Payable		1,234,162	916,769
Other Liabilities Resulting from Financial Brokerage		46,112,071	37,328,900
Argentine Central Bank		7,317	7,033
Others		7,317	7,033
Banks and International Entities		1,257,887	1,262,381
Unsubordinated Notes	16	9,731,251	9,261,471
Amounts Payable for Spot and Forward Purchases to be Settled		4,138,757	764,898
Securities to be Delivered under Spot and Forward Sales to be Settled		5,164,420	294,548
Premiums from Options Written		5,065	15,427
Loans from Local Financial Institutions		2,176,069	1,388,903
Interbank Loans (Call Money Loans Received)		413,000	127,100
Other Loans from Local Financial Institutions		1,718,477	1,244,269
Accrued Interest Payable		44,592	17,534
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	1.12	822,338	1,266,014
Others	17	22,441,237	22,788,958
Accrued Interest, Adjustments and Exchange Rate Differences Payable	16	367,730	279,267
Miscellaneous Liabilities		4,865,963	4,442,113
Directors’ and Syndics’ Fees		39,177	38,713
Others	18	4,826,786	4,403,400
Provisions	19	373,471	481,596
Subordinated Notes	16	3,652,692	3,300,516
Unallocated Items		33,551	75,436
Other Liabilities	20	499,654	488,073
Minority Interest in Controlled Companies		1,211,088	1,107,315
Total Liabilities		164,605,702	147,263,182
Shareholders’ Equity		15,833,044	14,484,821
Total Liabilities and Shareholders’ Equity		180,438,746	161,748,003

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos

Memorandum Accounts	Notes	03.31.16	12.31.15

Debit		308,074,989	216,187,507
Contingent		30,313,900	31,302,851
Loans Obtained (Unused Balances)		173,509	193,874
Guarantees Received		19,664,655	20,115,869
Contingencies re. Contra Items		10,475,736	10,993,108
Control		225,494,031	118,516,727
Loans Classified as Irrecoverable		3,676,274	3,500,868
Others	21	215,224,032	105,328,149
Control re. Contra Items		6,593,725	9,687,710
Derivatives	8	45,085,283	59,441,489
“Notional” Value of Call Options Bought		343,314	624,951
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		23,971,109	30,580,294
Interest Rate Swaps		30,000	60,000
Derivatives re. Contra Items		20,740,860	28,176,244
Trust Accounts		7,181,775	6,926,440
Trust Funds	22	7,181,775	6,926,440
Credit		308,074,989	216,187,507
Contingent		30,313,900	31,302,851
Loans Granted (Unused Balances) Included in the Debtor Classification Regulations	5	6,588,138	6,599,546
Guarantees Granted to the Argentine Central Bank		1,976	1,912
Other Guarantees Granted Included in the Debtor Classification Regulations	5	917,545	1,006,833
Other Guarantees Granted not Included in the Debtor Classification Regulations		429,739	1,177,045
Others Included in the Debtor Classification Regulations	5	2,199,186	1,879,279
Others not Included in the Debtor Classification Regulations		339,152	328,493
Contingencies re. Contra Items		19,838,164	20,309,743
Control		225,494,031	118,516,727
Checks and Drafts to be Credited		2,010,858	3,630,338
Others		4,582,867	6,057,372
Control re. Contra Items		218,900,306	108,829,017
Derivatives	8	45,085,283	59,441,489
“Notional” Value of Call Options Written		408,274	737,832
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		20,332,586	27,438,412
Derivatives re. Contra Items		24,344,423	31,265,245
Trust Accounts		7,181,775	6,926,440
Trust Liabilities re. Contra Items		7,181,775	6,926,440

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	03.31.16	03.31.15

Financial Income		8,792,401	5,569,379
Interest on Loans to the Financial Sector		63,581	14,350
Interest on Overdrafts		701,250	374,953
Interest on Promissory Notes		1,656,955	1,138,229
Interest on Mortgage Loans		123,421	77,104
Interest on Collateral Loans		22,520	20,566
Interest on Credit Card Loans		2,949,967	2,141,845
Interest on Financial Leases		73,628	51,479
Interest on Other Loans		1,081,061	742,386
Net Income from Government and Private Securities		1,400,086	906,125
Net Income from Options		-	789
Interest on Other Receivables Resulting from Financial Brokerage		30,104	33,212
Net Income from Secured Loans - Decree No. 1387/01		2,061	622
C.E.R. Adjustment		758	231
Exchange Rate Differences on Gold and Foreign Currency		360,741	36,250
Others		326,268	31,238
Financial Expenses		5,129,511	2,795,883
Interest on Savings Account Deposits		1,007	652
Interest on Time Deposits		3,465,902	1,754,730
Interest on Interbank Loans Received (Call Money Loans)		15,416	6,284
Interest on Other Loans from Financial Institutions		28,658	22,973
Net Income from Options		18,888	-
Interest on Other Liabilities Resulting From Financial Brokerage		627,704	407,286
Interest on Subordinated Notes		150,762	85,257
Other Interest		11,512	21,519
C.E.R. Adjustment		384	71
Contributions Made to Deposit Insurance Fund		162,899	112,266
Others		646,379	384,845
Gross Financial Brokerage Margin		3,662,890	2,773,496
Provision for Loan Losses		617,563	590,867
Income from Services		3,300,525	2,517,423
Related to Lending Transactions		617,277	497,097
Related to Borrowing Transactions		560,201	422,696
Other Commissions		145,592	79,613
Others	24	1,977,455	1,518,017
Expenses from Services		1,115,398	737,557
Commissions		455,284	313,761
Others	24	660,114	423,796

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	03.31.16	03.31.15

Administrative Expenses		3,774,404	2,767,524
Personnel Expenses		2,076,512	1,565,914
Directors’ and Syndics’ Fees		21,394	25,520
Other Fees		96,566	65,597
Advertising and Publicity		141,013	110,373
Taxes		379,869	255,503
Depreciation of Bank Premises and Equipment	11	62,813	48,738
Amortization of Organization Expenses	13	187,749	134,835
Other Operating Expenses		465,019	331,217
Others		343,469	229,827
Net Income from Financial Brokerage		1,456,050	1,194,971
Income from Insurance Activities	25	580,843	391,921
Minority Interest		(103,769)	(81,615)
Miscellaneous Income		302,998	248,909
Net Income from Equity Investments		2,421	25,601
Penalty Interest		96,553	77,334
Loans Recovered and Allowances Reversed		60,701	68,060
Others	24	143,323	77,914
Miscellaneous Losses		113,948	130,177
Penalty Interest and Charges in favor of the Argentine Central Bank		37	320
Provisions for Losses on Miscellaneous Receivables and Other Provisions		58,311	87,141
Amortization of Differences Arising from Court Resolutions		4,837	158
Depreciation and Losses from Miscellaneous Assets	12	245	418
Amortization of Goodwill	13	2,419	2,419
Others	24	48,099	39,721
Net Income before Income Tax		2,122,174	1,624,009
Income Tax	1.13	773,951	665,608
Net Income for the Period	27	1,348,223	958,401

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	03.31.16	03.31.15

Changes in Cash and Cash Equivalents
Cash at Beginning of Fiscal Year	29	42,975,265	23,054,015
Cash at Period-end	29	44,376,056	19,265,859
Increase / (Decrease) in Cash (in Constant Currency)		1,400,791	(3,788,156)
Causes for Changes in Cash (in Constant Currency)
Operating Activities
Net Collections/(Payments) for:
Government and Private Securities		(549,535)	(3,017,819)
Loans
To the Financial Sector		(513)	121,687
To the Non-financial Public Sector		155	89
To the Non-financial Private Sector and Residents Abroad		1,934,208	(1,060,359)
Other Receivables Resulting from Financial Brokerage		(130,882)	102,039
Receivables from Financial Leases		150,217	58,914
Deposits
From the Financial Sector		(3,988)	(2,224)
From the Non-financial Public Sector		2,721,392	(838,404)
From the Non-financial Private Sector and Residents Abroad		(51,700)	2,873,123
Other Liabilities Resulting from Financial Brokerage
Financing from the Financial Sector
Interbank Loans (Call Money Loans Received)		285,900	154,716
Others (Except from Liabilities Included in Financing Activities)		(1,591,910)	(1,322,932)
Collections related to Income from Services		4,442,517	3,139,147
Payments related to Expenses for Services		(1,127,262)	(673,807)
Administrative Expenses Paid		(3,756,537)	(2,829,735)
Payment of Organization and Development Expenses		(268,440)	(163,312)
Collection for Penalty Interest, Net		96,553	77,334
Differences Arising from Court Resolutions Paid		(4,837)	(158)
Collection of Dividends from Other Companies		225	126
Other Collections related to Miscellaneous Profits and Losses		30,241	34,241
Net Collections / (Payments) for Other Operating Activities
Other Receivables and Miscellaneous Liabilities		(1,664,936)	(611,349)
Other Operating Activities, Net		(246,086)	(121,679)
Income Tax and Minimum Presumed Income Tax Payment		(361,514)	(169,518)
Net Cash Flow Used in Operating Activities		(96,732)	(4,249,880)
Investing Activities
Payments for Bank Premises and Equipment, Net		(118,508)	(73,985)
Payments for Miscellaneous Assets, Net		(75,704)	(93,699)
Net Cash Flow Used in Investing Activities		(194,212)	(167,684)

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	03.31.16	03.31.15

Financing Activities

Net Collections/(Payments) for:
Unsubordinated Notes		(379,368)	(419,022)
Argentine Central Bank
Others		284	(2,627)
Banks and International Entities		(130,327)	758,134
Subordinated Notes		(188,931)	(111,499)
Loans from Local Financial Institutions		472,670	172,857
Net Cash Flow (Used in) / Provided by Financing Activities		(225,672)	397,843
Financial Income and Holding Gain on Cash and Cash Equivalents (including Interest and Monetary Gain)		1,917,407	231,565
Increase / (Decrease) in Cash, Net		1,400,791	(3,788,156)

The accompanying Notes 1 to 38 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PRESENTATION OF THE FINANCIAL STATEMENTS AND ACCOUNTING PRINCIPLES APPLIED

Grupo Financiero Galicia S.A. (the Company) was constituted on September 14, 1999, as financial services holding company organized under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A (the Bank). Banco de Galicia y Buenos Aires S.A. is a private-sector bank that offers a full spectrum of financial services both to individual and corporate customers.

PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS:

These consolidated financial statements, which stem from accounting records, have been stated in thousands of Argentine Pesos and are presented in line with the provisions of the Argentine Central Bank’s (“B.C.R.A.”) Communiqué “A” 3147 and certain supplementary regulations regarding financial reporting requirements for the publication of quarterly/annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and with the regulations of the National Securities Commission (“C.N.V.”) (Text amended in 2013). These financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S.A. and its subsidiaries.

The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of its controlled companies, either directly or indirectly, which are detailed in Note 2.

Due to the fact that Banco de Galicia y Buenos Aires S.A. is the Company’s main equity investment, a financial institution subject to the Argentine Central Bank regulations, and pursuant to the regulations of the C.N.V. (Text amended in 2013), the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A., which in some significant aspects differ from Argentine GAAP in force in the Buenos Aires (see Note 1.15).

Furthermore, the consolidated financial statements of Sudamericana Holding S.A. were prepared in accordance with the disclosure and valuation criteria approved by the Argentine Superintendent of Insurance, which in some aspects differ from Argentine GAAP in force in the Buenos Aires, particularly regarding the valuation of investments in Secured Loans and certain Government Securities, recoverable values and deferral of acquisition expenses. Nevertheless, this departure has not produced a significant effect on the financial statements of the Company.

These consolidated financial statements include the balances of its subsidiary abroad: Banco Galicia Uruguay S.A. (In liquidation). The conversion into Pesos of this subsidiary’s accounting balances was made in accordance with the following:

i.	Assets and liabilities were converted into Pesos according to item 1.2 of this Note.
ii.	Allotted capital has been computed for actually disbursed restated amounts.
iii.	Retained earnings were determined as the difference between assets, liabilities and allotted capital.
iv.

Net income for the period was determined by the difference between retained earnings at the beginning of the fiscal year and retained earnings at period-end. The balances of income statement accounts were converted into Pesos applying the monthly average exchange rates recorded in each month of the period.

v.	Significant items arising from intercompany transactions have been eliminated from the Balance Sheet and the Income Statement.

CONSIDERATION OF THE EFFECTS OF INFLATION:

Argentine GAAP in force in Buenos Aires provide that financial statements shall be stated in constant currency, pursuant to the provisions of Technical Pronouncement Nos. 6 and 17 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), as amended by Technical Pronouncement No. 39, approved by the

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Professional Council in Economic Sciences of Buenos Aires on April 16, 2014, as well as interpretation No. 8 of the F.A.C.P.C.E. Argentine GAAP provide that the adjustment for inflation shall be applied upon an inflationary context, which is present when, among other considerations, there exists an accumulated rate of inflation reaching or exceeding 100% during three years, taking into consideration, for such purpose, the domestic wholesale price index published by the Argentine Institute of Statistics and Census. The Financial statements reflect the effects of the changes in purchasing power of the currency up to February 28, 2003, the adjustment for inflation having been discontinued from such date, pursuant to the provisions of Argentine GAAP in force in Buenos Aires and the requirements of Decree No. 664/03 of the Argentine National Executive Branch, Section 268 of General Resolution No. 7/2005 of the Corporation Control Authority, Communiqué “A” 3921 of the Argentine Central Bank and General Resolution No. 441/03 of the C.N.V. Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.), which established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

Even though the variation of the index determined by the Argentine GAAP does not determine the application of the adjustment for inflation, pursuant to the aforementioned, when reading and analyzing these financial statements one should take into consideration the existence of successive fluctuations in significant economic variables, which took place during the past fiscal years.

COMPARATIVE INFORMATION:

The comparative information in the Balance Sheet and the related Schedules and Notes correspond to the end of the previous fiscal year, while that of the Income Statement, the Statement of Changes in Shareholders’ Equity and Statement of Cash Flows and Cash Equivalents and the related Notes correspond to the same period of the previous fiscal year. Certain figures in the consolidated financial statements for the year ended December 31, 2015 have been reclassified for purposes of their presentation in comparative format with those for this period.

ACCOUNTING ESTIMATES:

The preparation of financial statements at a given date requires the Company to make estimates and assessments that affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities, as well as the income and expenses accrued for the period/fiscal year. In this regard, the Company makes estimates in order to calculate, at any given moment, the allowance for uncollectible receivables, the depreciation and amortization charges, the recoverable value of assets, the income tax charge and the provisions for contingencies, among others. Future actual results may differ from estimates and assessments made as of the date that these financial statements were prepared.

MOST RELEVANT ACCOUNTING POLICIES:

1.1.        ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

1.2.        ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Foreign currency assets and liabilities have been stated at the U.S. Dollar exchange rate, set by the Argentine Central Bank, in force at the close of operations on the last working day of each month.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of March 31, 2016, December 31, 2015 and March 31, 2015, balances in U.S. Dollars were converted applying the reference exchange rate (figures stated in Pesos: $ 14.5817, $ 13.005 and $ 8.8197, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. Dollar have been converted into the latter currency using swap rates provided by the Argentine Central Bank.

Interest receivable or payable has been accrued at period/fiscal year-end, where applicable.

1.3.        GOVERNMENT AND PRIVATE SECURITIES

Argentine Central Bank regulations set forth, according to the assets’ most probable use, two valuation criteria for holdings of non-financial public sector debt instruments:

a. Fair Market Value: These holdings are government securities and monetary regulation instruments included in the volatilities or present values lists issued by the Argentine Central Bank.

These are recorded at the closing price for each class of securities in the corresponding markets or at their present value, plus the value of amortization and/or interest coupons due and receivable.

b. Acquisition Cost plus the I.R.R.: These include government securities and monetary regulation instruments issued by the Argentine Central Bank that are not included in the preceding item.

These holdings are recorded at their acquisition cost increased on an exponential basis according to their I.R.R. The monthly accrual is charged to income or an asset offset account, depending on the securities involved:

b.1. Government debt instruments subscribed through swap, payment or exchange by any other government debt instruments. In the case that the market value of each instrument is lower than its book value, 50% of the monthly accrual of the I.R.R. must be charged against an asset offset account. Said offset account shall be reversed by charging to income to the extent its balance exceeds the positive difference between the market value and book value.

b.2. Monetary regulation instruments issued by the Argentine Central Bank. The monthly accrual of the I.R.R. shall be charged to income.

b.3. Government securities that were not subscribed through swap with no volatility or present value informed by the Argentine Central Bank. These are recorded at the present value of cash flows discounted by the internal rate of return of instruments with similar characteristics, duration and volatility. When the book value exceeds the present value, the monthly accrual shall be recorded to an asset offset account.

Furthermore, those instruments subject to be valued at the fair market value and then decided to be valued at their acquisition cost plus the I.R.R. may be recorded in this item when the purpose thereof is to obtain contractual cash flows. In these cases, the maximum amount to be used shall not exceed net liquid assets of 40% of deposits.

As of March 31, 2016 and December 31, 2015, taking into account the above-mentioned valuation criteria, the Company records its holdings according to the following:

1.3.1. Holdings	Recorded at Fair Market Value

These holdings include trading securities and/or brokerage of national and provincial government bonds that were valued according to what is stated in item a. above.

The same criterion is applied to holdings of such securities used in loans, as guarantees, transactions to be settled and repo transactions, when appropriate.

1.3.2. Holdings	Recorded at their Acquisition Cost plus the I.R.R.

Holdings of national and provincial government securities in Pesos are recorded in this account, as detailed in Note 3.

The holding of such securities has been valued pursuant to the criterion stated in item b. above.

The same criterion was applied to the securities used in loans, as guarantees, transactions to be settled and repo transactions, where appropriate.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.3.3. Investments	in Listed Private Securities

These securities are valued at the period/fiscal year-end closing price in the corresponding market, less estimated selling costs, when applicable.

1.3.4. Instruments	Issued by the Argentine Central Bank

Holdings of instruments issued by the Argentine Central Bank, which are included in the volatilities list, have been valued at their closing price in the corresponding markets. The same criterion was applied to holdings of such securities used in loans, as guarantee, transactions to be settled and repo transactions, when appropriate.

Holdings of instruments issued by the Argentine Central Bank, which are not included in the volatilities list, have been valued at their acquisition cost increased on an exponential basis according to their I.R.R. The same criterion was applied to holdings of such securities used in loans, as guarantee and in repo transactions, when appropriate.

1.4.        ACCRUAL OF ADJUSTMENTS, INTEREST, EXCHANGE RATE DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE INCOME

For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis.

For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

Banco de Galicia y Buenos Aires S.A. received deposits accruing a variable-rate yield pursuant to the Argentine Central Bank regulations. The fixed-rate yield of each transaction is accrued as per the above-mentioned paragraph, while variable-rate yield is accrued by applying the portion of the agreed yield to the positive variation in the underlying asset’s price, which is taken as a basis for determining said variation, occurred between the original arrangement term and the end of the month (See item 1.12. of this Note).

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the C.E.R. has been accrued.

For lending transactions, the Company does not recognize interest accrual when debtors are classified in an irregular status.

1.5.        OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE

1.5.1. Mutual	Fund Units

The holdings of mutual fund units have been valued pursuant to the value published by the mutual fund manager at period/fiscal year-end, less estimated selling costs, when applicable.

1.5.2.	Financial Trust Debt Securities - Unlisted

Debt securities added at par have been valued at their technical value; the remaining holdings were valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.5.3.	Participation Certificates in Financial Trusts - Unlisted

Participation certificates in financial trusts are valued by taking into account the share in the assets and net of liabilities, which stem from the financial statements of the respective trusts, as modified by the application of the Argentine Central Bank regulations, when applicable.

Trusts — with government-sector assets as underlying assets — have been valued pursuant to the valuation criteria described in item 1.3.2 of this Note. In the particular case of the Participation Certificate in Galtrust I Financial Trust, it has been recorded according to what is stated in item 1.3.b.3 of this Note.

1.5.4.	Unlisted Notes and Debt Securities

These have been valued at their acquisition cost increased on an exponential basis according to their I.R.R.

As of March 31, 2016, debt securities of Banco Ciudad de Buenos Aires are recorded for a face value of $ 246,600, representing $ 250,928.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.6.        RECEIVABLES FROM FINANCIAL LEASES

These receivables are recorded at the present value of the sum of periodic installments and residual values previously established and calculated pursuant to the terms and conditions agreed upon in the corresponding financial lease agreements by applying their I.R.R.

1.7.        EQUITY INVESTMENTS

The Company’s equity investments in companies where it has a significant interest were valued pursuant to the equity method.

The remaining equity investments were valued at their acquisition cost plus, when applicable, uncollected cash dividends and stock dividends from capitalized profits. An allowance for impairment of value has been established on such equity investments where the book value exceeds the equity method value.

1.8.        BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS

Bank Premises and Equipment and Miscellaneous Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Financial leases that mainly transfer risks and benefits inherent to the leased property are recognized at the beginning of the lease either by the cash value of the leased property or the present value of cash flows established in the financial lease, whichever is lower.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 600 months for real estate, up to 120 months for furniture and fixtures and no more than 60 months for the balance of the assets.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at period/fiscal year-end.

1.9.        INTANGIBLE ASSETS

Intangible assets have been valued at their acquisition cost, restated in constant currency, as mentioned in this Note, net of the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

Amortization has been recognized on a straight-line basis over 60 months for “Organization and Development Expenses”.

1.10.      MISCELLANEOUS LIABILITIES

1.10.1. Liabilities	– Customers Fidelity Program “Quiero”

The fair value of the points assigned to customers through the “Quiero” Program is estimated. Said value is assessed by means of the use of a mathematical model that takes into account certain assumptions of exchange percentages, the cost for the exchanged points based on the combination of available products and the preferences of the Bank’s customers, as well as the expiration term of the customers’ non-exchanged points. As of March 31, 2016 and December 31, 2015, the liabilities recorded under “Miscellaneous Liabilities – Others” for its customers’ non-exchanged points amounted to $ 308,216 and $ 286,497, respectively.

1.11.      ALLOWANCES AND PROVISIONS

1.11.1. Allowances	for Loan Losses and Provisions for Contingent Commitments

These have been established based upon the estimated default risk of the Company’s credit assistance granted through its subsidiaries, which results from an evaluation of debtors’ compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.11.2.	Severance Payments

Severance payments are directly charged to expenses.

The amounts that the Company may possibly have to pay for labor lawsuits is recorded under “Liabilities – Provisions for Severance Payments”.

1.11.3.	Liabilities – Other Provisions

Provisions have been set up to cover contingent situations related to labor, commercial, legal, civil and tax issues and other miscellaneous risks that are likely to occur.

1.12.       DERIVATIVES AND HEDGING TRANSACTIONS

1.12.1.	Forward Purchase-Sale of Foreign Currency without Delivery of the Underlying Asset

Mercado Abierto Electrónico (M.A.E.) and Rosario Futures Exchange (RO.F.EX.) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents. The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried out on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

Forward purchase and sale transactions are recorded under Memorandum Accounts for the notional value traded. Accrued balances pending settlement are recorded in the category “Balances from Forward Transactions without Delivery of Underlying Asset to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, where appropriate.

1.12.2.	Interest Rate Swaps

These transactions are conducted within the environment created by the M.A.E., and the settlement thereof is carried out on a monthly basis, in Pesos, for the difference between the cash flows calculated using a variable rate (Badlar for private banks for time deposits of 30 to 35 days) and the cash flows calculated using a fixed rate, or vice versa, on the notional value agreed, the difference in price being charged to income.

Sale transactions are recorded under Memorandum Accounts for the notional value traded.

Accrued balances pending settlement are recorded in the category “Balances from Interest Rate Swaps to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as appropriate.

1.12.3.	Call Options Bought and Written on Gold Futures without Delivery of the Underlying Asset

These transactions have been conducted with the purpose of hedging the variable yield of the deposits received by Banco de Galicia y Buenos Aires S.A. and set forth by the Argentine Central Bank.

The deposit date, the term to exercise the option and the underlying asset are the same as those for the related deposit. Notional amounts have been computed so that the offset value of derivative instruments is similar to the variable yield of the investment. Changes in the value of the underlying asset at the time of the arrangement and at period/fiscal year-end, equivalent to the variable yield, have been recognized in income and are recorded under “Other Receivables Resulting from Financial Brokerage” and/or under “Other Liabilities Resulting from Financial Brokerage”, as appropriate. Premiums received and/or paid have been accrued on a straight-line basis during the currency of the agreement.

Call options bought and written on gold futures have been recorded under “Memorandum Accounts – Debit-Derivatives - Notional Value of Call Options Bought” and under “Memorandum Accounts – Credit-Derivatives – Notional Value of Call Options Written”.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Banco de Galicia y Buenos Aires S.A.’s management of financial risks is carried out within the limits of the policies approved by the Board of Directors in such respect. In that sense, “derivative instruments” carried out are means for the Company to hedge its risk exposures and/or used as a financial product to develop investment and trading strategies. In both cases, the use of these instruments is performed within the guidelines of internal policies set forth by the Bank.

1.13. INCOME	TAX

Pursuant to the Argentine Central Bank regulations, at Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A., the income tax charge is determined by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between taxable and book income.

1.14. MINIMUM PRESUMED	INCOME TAX

The minimum presumed income tax is determined at the effective rate of 1% of the computable assets at fiscal year-end. Since this tax is supplementary to the income tax, the Company’s tax liability for each fiscal year is equal to the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years. The recognition of this right and its realization stem from the ability to generate future taxable income sufficient for offsetting purposes.

Based on the foregoing, as of March 31, 2016 and December 31, 2015, the Company had assets for $ 10,303 and $ 10,230, respectively.

The breakdown of outstanding tax credits and their probable expiration date are detailed below:

Date of Generation	Tax Credit as of		Expiration Date
	03.31.16	12.31.15
2005	-	76	2015
2006	148	148	2016
2007	319	319	2017
2008	363	363	2018
2009	583	583	2019
2010	1,629	1,629	2020
2011	1,458	1,458	2021
2012	1,714	1,714	2022
2013	1,881	1,881	2023
2014	2,306	2,306	2024
2015	4,460	4,460	2025
2016	913	-	2026
	15,774	14,937

The Company has set up a provision for the minimum presumed income tax credit accrued during this period and the previous fiscal year, for $ 5,471 and $ 4,707, respectively, since its recovery is not likely at the issuance date of these financial statements.

1.15.      DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK REGULATIONS AND ARGENTINE GAAP IN FORCE IN BUENOS AIRES

The main differences between the valuation and disclosure criteria applied to these consolidated financial statements and Argentine GAAP in force in Buenos Aires are detailed below:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.15.1. Accounting for Income Tax according to the Deferred Tax Method

Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. determine the income tax charge by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between book and taxable income.

Pursuant to Argentine GAAP in force, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or tax credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion, based on projections prepared by the aforementioned subsidiaries of the Company, would determine deferred tax assets amounting to $ 362,747 as of March 31, 2016 and $ 414,758 as of December 31, 2015.

1.15.2. Valuation of Government Securities

Argentine Central Bank regulations set forth specific valuation criteria for government securities recorded at their acquisition cost plus the I.R.R., which are described in 1.3.b. of this Note. Pursuant to Argentine GAAP in force in Buenos Aires, the above-mentioned assets must be valued at their current value.

As of March 31, 2016, the application of this criterion would determine a decrease in Shareholders’ Equity of about $ 105,440 and an increase of $ 38,418 as of December 31, 2015, due to the securities held by Banco de Galicia y Buenos Aires S.A.

1.15.3. Allowances for Receivables from the Non-Financial Public Sector

Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of the assets.

1.15.4. Debt Securities

Had the holding of debt securities of Banco Ciudad de Buenos Aires been marked to market, Shareholders’ Equity would have increased by $ 6,391.

1.15.5. Restructured Loans and Liabilities

Restructured loans and financial obligations are valued based on the actually restructured principal amounts plus accrued interest and principal adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

1.15.6. Conversion of Financial Statements

The conversion into Pesos of the financial statements of the foreign subsidiary for the purposes of their consolidation, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). These principles require that: a) the measurements in the financial statements to be converted into Pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements’ date; and b) the measurements in the financial statements to be converted into Pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at period-end currency, when applicable due to the application of Technical Pronouncement No. 17. Exchange-rate differences arising from conversion of the financial statements shall be treated as financial income or expenses, when appropriate.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The application of this criterion that replaces what has been stated in this Note does not have a significant impact on the consolidated financial statements.

1.16.    ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (I.F.R.S.) BY THE C.N.V.

The C.N.V. has established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards issued by the I.A.S.B. (International Accounting Standards Board) for certain entities included within the public offering system, whether because of their capital or their Notes, or because they have requested to be included in such system, for financial statements corresponding to the fiscal years beginning from January 1, 2012.

The adoption of such standards is not applicable to the Company since the C.N.V., in Article 2 – Section I – Chapter I of Title IV: Periodic Reporting System of the C.N.V.´s Pronouncements (Text amended in 2013), exempts banks, insurance companies and companies that invest in banks and insurance companies.

Due to the foregoing, and since the Company complies with the requirements described below, which are set forth in the aforementioned article, these financial statements are presented pursuant to the valuation and disclosure criteria established by the Argentine Central Bank regulations:

-	The Company’s corporate purpose is exclusively related to financial and investment activities;
-	The interest in Banco de Galicia y Buenos Aires S.A. accounts for 92.85% of the Company’s assets, being the Company’s main asset;
-	86.79% of the Company’s income stems from the interest in Banco de Galicia y Buenos Aires S.A.’s income; and
-	The Company has a 100% interest in Banco de Galicia y Buenos Aires S.A., thus having control over such institution.

In February 2014, the Argentine Central Bank decided financial institutions should comply with the I.F.R.S., and established an implementation schedule for such standards, to be effective for fiscal years starting on January 1, 2018. In accordance with the abovementioned, Banco de Galicia y Buenos Aires S.A.’s Board of Directors has become aware of the roadmap established by the Argentine Central Bank and has appointed a coordinator and an alternate coordinator, who shall be in charge of the compliance process. On March 20, 2015, it approved the Implementation Plan required by the regulations, which was submitted on March 27, 2015.

In compliance with the provisions of Communiqué “A” 5635, at the meeting held on March 31, 2016, Banco de Galicia y Buenos Aires S.A.’s Board of Directors approved the second report on the progress made during the six-month period from September 2015 to March 2016. On such date, Banco de Galicia y Buenos Aires S.A.’s Audit Committee approved the Special Internal Audit Report related to the Implementation Plan’s level of progress with regard to achieving compliance with the International Financial Reporting Standards (I.F.R.S.).

Furthermore, the reporting requirements established by the Argentine Central Bank’s Communiqué “A” 5844, as supplemented, have been met.

NOTE 2. CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia’s consolidated controlled companies is detailed as follows:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	03.31.16

Issuing Company	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	562,326,651	100.00000	100.00000
Banco Galicia Uruguay S.A. (In liquidation) (**)	Ordinary	69,099	100.00000	100.00000
Cobranzas Regionales S.A. (***)	Ordinary	7,700	77.00000	77.00000
Cobranzas y Servicios S.A.	Ordinary	475,728	100.00000	100.00000
Compañía Financiera Argentina S.A.	Ordinary	557,562,500	100.00000	100.00000
Galicia Administradora de Fondos S.A.	Ordinary	20,000	100.00000	100.00000
Galicia Broker Asesores de Seguros S.A.	Ordinary	71,310	99.99439	99.99439
Galicia Retiro Compañía de Seguros S.A.	Ordinary	7,727,271	99.99991	99.99991
Galicia Seguros S.A.	Ordinary	1,830,883	99.99978	99.99978
Galicia Valores S.A.	Ordinary	1,000,000	100.00000	100.00000
Galicia Warrants S.A.	Ordinary	1,000,000	100.00000	100.00000
Net Investment S.A.	Ordinary	12,000	100.00000	100.00000
Procesadora Regional S.A.	Ordinary	12,709,967	78.15000	78.15000
Sudamericana Holding S.A.	Ordinary	185,653	100.00000	100.00000
Tarjeta Naranja S.A. (****)	Ordinary	1,848	77.00000	77.00000
Tarjetas Cuyanas S.A. (****)	Ordinary	2,489,628	77.00000	77.00000
Tarjetas del Mar S.A. (****)	Ordinary	4,787,962	60.00000	60.00000
Tarjetas Regionales S.A. (*)	Ordinary	829,886,212	77.00000	77.00000

(*) Ordinary shares A and B. (**) With a F.V. of 1000. (***) With a F.V. of 100. (****) With a F.V. of 10.

Information as of:	12.31.15

Issuing Company	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	562,326,651	100.00000	100.00000
Banco Galicia Uruguay S.A. (In liquidation) (**)	Ordinary	69,099	100.00000	100.00000
Cobranzas Regionales S.A. (***)	Ordinary	7,700	77.00000	77.00000
Cobranzas y Servicios S.A.	Ordinary	475,728	100.00000	100.00000
Compañía Financiera Argentina S.A.	Ordinary	557,562,500	100.00000	100.00000
Galicia Administradora de Fondos S.A.	Ordinary	20,000	100.00000	100.00000
Galicia Broker Asesores de Seguros S.A.	Ordinary	71,310	99.99439	99.99439
Galicia Retiro Compañía de Seguros S.A.	Ordinary	7,727,271	99.99991	99.99991
Galicia Seguros S.A.	Ordinary	1,830,883	99.99978	99.99978
Galicia Valores S.A.	Ordinary	1,000,000	100.00000	100.00000
Galicia Warrants S.A.	Ordinary	1,000,000	100.00000	100.00000
Net Investment S.A.	Ordinary	12,000	100.00000	100.00000
Procesadora Regional S.A.	Ordinary	12,709,967	78.15000	78.15000
Sudamericana Holding S.A.	Ordinary	185,653	100.00000	100.00000
Tarjeta Naranja S.A. (****)	Ordinary	1,848	77.00000	77.00000
Tarjetas Cuyanas S.A. (****)	Ordinary	2,489,628	77.00000	77.00000
Tarjetas del Mar S.A. (****)	Ordinary	4,787,962	60.00000	60.00000
Tarjetas Regionales S.A. (*)	Ordinary	829,886,212	77.00000	77.00000

(*) Ordinary shares A and B. (**) With a F.V. of 1000. (***) With a F.V. of 100. (****) With a F.V. of 10.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	03.31.16

Company	Assets	Liabilities	Shareholders’ Equity	Net Income

Banco de Galicia y Buenos Aires S.A.	156,385,522	141,427,126	14,958,396	1,146,225
Banco Galicia Uruguay S.A. (In liquidation)	44,096	10,892	33,204	(2,433)
Cobranzas Regionales S.A.	46,963	22,363	24,600	1,177
Cobranzas y Servicios S.A.	94,958	71,175	23,783	9,393
Compañía Financiera Argentina S.A.	4,228,903	2,926,014	1,302,889	52,939
Galicia Administradora de Fondos S.A.	96,866	55,437	41,429	31,544
Galicia Broker Asesores de Seguros S.A.(*)	16,394	8,528	7,866	3,562
Galicia Retiro Compañía de Seguros S.A.(*)	133,047	118,490	14,557	(2,305)
Galicia Seguros S.A.(*)	1,437,460	844,772	592,688	429,039
Galicia Valores S.A.	73,302	4,220	69,082	7,016
Galicia Warrants S.A.	92,424	41,464	50,960	4,539
Net Investment S.A.	229	7	222	12
Procesadora Regional S.A.	13,217	3,275	9,942	884
Sudamericana Holding S.A.(*)	845,657	10,867	834,790	446,024
Tarjeta Naranja S.A.	18,708,808	14,799,633	3,909,175	372,830
Tarjetas Cuyanas S.A.	4,456,684	3,575,735	880,949	62,094
Tarjetas del Mar S.A.	1,128,534	1,001,235	127,299	3,346
Tarjetas Regionales S.A.	5,052,394	8,206	5,044,188	445,333

(*) For the nine-month period ended March 31, 2016.

Information as of:	12.31.15			03.31.15

Company	Assets	Liabilities	Shareholders’ Equity	Net Income

Banco de Galicia y Buenos Aires S.A.	138,712,123	124,899,954	13,812,169	880,960
Banco Galicia Uruguay S.A. (In liquidation)	41,109	9,329	31,780	(1,861)
Cobranzas Regionales S.A.	46,918	23,495	23,423	2,048
Cobranzas y Servicios S.A.	80,565	14,174	66,391	7,368
Compañía Financiera Argentina S.A.	3,748,000	2,498,053	1,249,947	26,798
Galicia Administradora de Fondos S.A.	168,857	48,972	119,885	18,889
Galicia Broker Asesores de Seguros S.A.(*)	16,203	9,933	6,270	2,302
Galicia Retiro Compañía de Seguros S.A.(*)	128,320	114,029	14,291	5,481
Galicia Seguros S.A.(*)	1,261,027	735,915	525,112	188,137
Galicia Valores S.A.	111,442	49,376	62,066	1,388
Galicia Warrants S.A.	90,935	44,513	46,422	2,891
Net Investment S.A.	217	7	210	5
Procesadora Regional S.A.	13,846	4,787	9,059	(1,482)
Sudamericana Holding S.A.(*)	656,846	11,235	645,611	190,271
Tarjeta Naranja S.A.	18,170,348	14,634,003	3,536,345	274,088
Tarjetas Cuyanas S.A.	4,212,399	3,393,544	818,855	64,681
Tarjetas del Mar S.A.	1,116,396	992,443	123,953	11,845
Tarjetas Regionales S.A.	4,609,538	10,683	4,598,855	339,454

(*) For the nine-month period ended March 31, 2015.

The General Extraordinary Shareholders’ Meeting of Banco Galicia Uruguay S.A. (in liquidation) held on April 30, 2016 resolved to approve the Final Special Financial Statements and start the process of registration of the cancellation of the company’s legal status with the authorities of Uruguay.

The percentage of the controlled companies’ Shareholders’ Equity owned by third parties has been disclosed in the Balance Sheet, under the “Minority Interest in Consolidated Controlled Companies” account.

The gain (loss) on the minority interest is disclosed in the Income Statement under “Minority Interest Gain (Loss)”.

The minority interest percentages at period/fiscal year-end are as follows:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	03.31.16	12.31.15

Cobranzas Regionales S.A.	23.00000%	23.00000%
Galicia Broker Asesores de Seguros S.A.	0.00561%	0.00561%
Galicia Retiro Compañía de Seguros S.A.	0.00009%	0.00009%
Galicia Seguros S.A.	0.00022%	0.00022%
Procesadora Regional S.A.	21.85000%	21.85000%
Tarjeta Naranja S.A.	23.00000%	23.00000%
Tarjetas Cuyanas S.A.	23.00000%	23.00000%
Tarjetas del Mar S.A.	40.00000%	40.00000%
Tarjetas Regionales S.A.	23.00000%	23.00000%

NOTE 3. GOVERNMENT AND PRIVATE SECURITIES

As of March 31, 2016 and December 31, 2015, holdings of government and private securities were as follows:

	03.31.16	12.31.15

Government Securities
Holdings Recorded at Fair Market Value
Government Bonds	2,540,914	2,376,386
Total Holdings Recorded at Fair Market Value	2,540,914	2,376,386
Holdings Recorded at their Acquisition Cost plus the I.R.R.
Government Bonds	1,580,312	1,389,617
Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	1,580,312	1,389,617
Instruments Issued by the Argentine Central Bank
Argentine Central Bank Bills at Fair Market Value	3,554,870	6,166,440
Argentine Central Bank Bills for Repo Transactions	3,857,538	-
Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.	18,581,374	5,592,647
Total Instruments Issued by the Argentine Central Bank	25,993,782	11,759,087
Total Government Securities	30,115,008	15,525,090
Private Securities
Shares	629	-
Total Private Securities	629	-
Total Government and Private Securities	30,115,637	15,525,090

NOTE 4. LOANS

The lending activities carried out by the Company’s subsidiaries are as follows:

a. Loans to the Non-financial Public Sector: They are primarily loans to the National Government and to Provincial Governments.

b. Loans to the Financial Sector: They represent loans to banks and local financial institutions.

c. Loans to the Non-financial Private Sector and Residents Abroad: They include the following types of loans:

Overdrafts: Short-term obligations issued in favor of customers.

Promissory Notes: Endorsed promissory notes, discount and factoring.

Mortgage Loans: Loans for the purchase of real estate for housing purposes, secured by such purchased real estate or commercial loans secured by real estate mortgages.

Collateral Loans: Loans in which a pledge is granted as collateral, as an integral part of the loan instrument.

Credit Card Loans: Loans granted to credit card holders.

Personal Loans: Loans to natural persons.

Others: This item primarily involves export prefinancing loans and short-term placements in banks abroad.

According to the Argentine Central Bank regulations, the loan portfolio breaks down as follows: The non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, the

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company must disclose the type of collateral established on the applicable loans to the non-financial private sector. As of March 31, 2016 and December 31, 2015, the classification of the loan portfolio was as follows:

	03.31.16	12.31.15

Non-financial Public Sector	19,396	17,705
Financial Sector	1,274,119	761,547
Non-financial Private Sector and Residents Abroad	105,799,272	101,125,473
With Preferred Guarantees	2,879,107	2,988,119
With Other Collateral	12,514,437	13,189,545
With No Collateral	90,405,728	84,947,809
Subtotal	107,092,787	101,904,725
Allowance for Loan Losses	(3,847,412)	(3,559,994)
Total	103,245,375	98,344,731

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

NOTE 5. STATEMENT OF DEBTORS’ STATUS

The loan portfolio classification pursuant to the loan classification criteria set forth by the Argentine Central Bank is detailed as follows:

COMMERCIAL LOAN PORTFOLIO

Classification:	Description

Normal

Cash flow analysis shows that the customer is widely able to meet all of its financial commitments. Among the indicators that can reflect this situation, the following are worth noting: The customer shows a liquid financial situation, regularly complies with the payment of its obligations, has a qualified and honest management, has an appropriate information system, belongs to a sector of the economic activity or to a business sector that shows an acceptable future trend and is competitive with regard to the activities it conducts.

With Special Follow-Up – Under Observation

Cash flow analysis shows, at the time of carrying out the analysis, that the customer is able to meet all of its financial commitments. However, there are possible situations that, in case they are not duly controlled or else solved, could compromise the customer’s future repayment capacity.

With Special Follow-Up - Under Negotiation or under Refinancing Agreements	This category includes those customers who, when unable to meet their financial commitments pursuant to the terms and conditions agreed, irrefutably state their intention to refinance their debt.
With Problems

Cash flow analysis shows that the customer is unable to meet its financial commitments in a normal manner and that, in case such problems are not solved, they could result in a loss for the financial institution.

High Risk of Insolvency	Cash flow analysis shows that the customer is highly unlikely to meet all of its financial commitments.
Uncollectible

Customers’ debts included in this category are considered uncollectible. Even though there is some possibility of recovering these assets under certain circumstances in the future, it is evident they are uncollectible at the time of the analysis.

CONSUMER AND HOUSING LOAN PORTFOLIO

Classification:	Description

Normal Performance

This category includes customers who duly and timely comply with the payment of their commitments, or else with payment in arrears of less than 31 days. Provisional overdrafts shall be considered normal until day 61 from the granting date.

Inadequate Performance	This category includes customers with occasional late payments at the time of meeting their commitments, with payments in arrears of more than 31 days and up to 90 days.
Deficient Performance	This category includes customers who show some inability to meet their commitments, with payments in arrears of more than 90 days and up to 180 days.
Difficult Collection

This category includes customers with payments in arrears of more than 180 days and up to one year, or who are subject to judicial proceedings for collection, if their payments in arrears do not exceed one year.

Uncollectible	This category includes insolvent or bankrupt customers, with little or no possibility of collection, or with payments in arrears in excess of one year.

The “financing” category includes the items with regard to which debtors should be classified, from the point of view of the debtors’ creditworthiness, recorded under the accounts detailed below:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	03.31.16	12.31.15

Loans	107,092,787	101,904,725
Other Receivables Resulting from Financial Brokerage	2,872,340	3,033,356
Receivables from Financial Leases	900,409	976,250
Miscellaneous Receivables	18,337	19,651
Contingent Liabilities	9,704,869	9,485,658
Total	120,588,742	115,419,640

As of March 31, 2016 and December 31, 2015, the classification of debtors was as follows:

	03.31.16	12.31.15

COMMERCIAL LOAN PORTFOLIO
Normal	43,988,413	41,555,896
Backed by Preferred Guarantees and Counter-guarantees “A”	436,012	511,207
Backed by Preferred Guarantees and Counter-guarantees “B”	2,470,906	2,593,290
With No Preferred Guarantees or Counter-guarantees	41,081,495	38,451,399
With Special Follow-Up – Under Observation	160,757	166,093
Backed by Preferred Guarantees and Counter-guarantees “B”	93,124	75,847
With No Preferred Guarantees or Counter-guarantees	67,633	90,246
With Problems	92,857	92,125
Backed by Preferred Guarantees and Counter-guarantees “B”	44,813	51,689
With No Preferred Guarantees or Counter-guarantees	48,044	40,436
High Risk of Insolvency	92,607	62,486
Backed by Preferred Guarantees and Counter-guarantees “B”	28,398	25,076
With No Preferred Guarantees or Counter-guarantees	64,209	37,410
Uncollectible	103,683	97,670
Backed by Preferred Guarantees and Counter-guarantees “A”	302	302
Backed by Preferred Guarantees and Counter-guarantees “B”	3,411	2,710
With No Preferred Guarantees or Counter-guarantees	99,970	94,658
Total Commercial Loan Portfolio	44,438,317	41,974,270

	03.31.16	12.31.15

CONSUMER AND HOUSING LOAN PORTFOLIO
Normal	71,042,312	69,134,231
Backed by Preferred Guarantees and Counter-guarantees “A”	48,049	48,497
Backed by Preferred Guarantees and Counter-guarantees “B”	1,006,311	1,091,184
With No Preferred Guarantees or Counter-guarantees	69,987,952	67,994,550
Low Risk	1,802,926	1,361,365
Backed by Preferred Guarantees and Counter-guarantees “A”	63	571
Backed by Preferred Guarantees and Counter-guarantees “B”	6,450	9,620
With No Preferred Guarantees or Counter-guarantees	1,796,413	1,351,174
Medium Risk	1,009,786	801,461
Backed by Preferred Guarantees and Counter-guarantees “A”	298	206
Backed by Preferred Guarantees and Counter-guarantees “B”	6,040	8,994
With No Preferred Guarantees or Counter-guarantees	1,003,448	792,261
High Risk	1,170,941	1,109,637
Backed by Preferred Guarantees and Counter-guarantees “A”	180	232
Backed by Preferred Guarantees and Counter-guarantees “B”	3,441	4,920
With No Preferred Guarantees or Counter-guarantees	1,167,320	1,104,485
Uncollectible	1,118,859	1,033,686
Backed by Preferred Guarantees and Counter-guarantees “A”	661	429
Backed by Preferred Guarantees and Counter-guarantees “B”	15,948	15,297
With No Preferred Guarantees or Counter-guarantees	1,102,250	1,017,960
Uncollectible due to Technical Reasons	5,601	4,990
With No Preferred Guarantees or Counter-guarantees	5,601	4,990
Total Commercial and Housing Loan Portfolio	76,150,425	73,445,370
Grand Total	120,588,742	115,419,640

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The management and mitigation of credit risk are described in Note 35 on risk management policies.

NOTE 6. ALLOWANCES FOR LOAN LOSSES

The changes in allowances for loan losses as of March 31, 2016 and December 31, 2015 were as follows:

	03.31.16	12.31.15

Balances at Beginning of Fiscal Year	3,559,994	2,614,919
Increases	588,332	2,147,694
Decreases	300,914	1,202,619
Reversals	-	75,148
Uses	300,914	1,127,471
Balances at Period/Fiscal Year-end	3,847,412	3,559,994

NOTE 7. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE – OTHERS NOT INCLUDED IN THE DEBTOR CLASSIFICATION REGULATIONS

As of March 31, 2016 and December 31, 2015, the breakdown of the account “Others Not Included in the Debtor Classification Regulations” was as follows:

	03.31.16	12.31.15

Unlisted Participation Certificates and Debt Securities in Financial Trusts	1,504,109	1,494,565
Others	404,519	599,393
Total	1,908,628	2,093,958

NOTE 8. DERIVATIVE INSTRUMENTS

The amount of transactions conducted as of period/fiscal year-end, net of eliminations between affiliated companies, when appropriate:

Item	Underlying Asset	Type of Settlement	Amount as of
			03.31.16	12.31.15

Forward Purchase – Sale of Foreign Currency
Purchases	Foreign currency	Settlement on a daily basis	23,300,324	30,580,294
Sales	Foreign currency	Settlement on a daily basis	13,458,546	20,393,874
Purchases by Customers	Foreign currency	Settlement on a daily basis	670,785	-
Sales by Customers	Foreign currency	Settlement on a daily basis	6,874,040	7,044,538
Interest Rate Swaps
Swaps	Others	Settlement on a daily basis	25,000	40,000
Swaps from Customers	Others	Settlement on a daily basis	5,000	20,000
Call Options Bought and Written on Dollar Futures
Call Options Bought on Dollar	Dollar	Settlement on a daily basis	343,314	624,951
Call Options Written on Dollar	Dollar	Settlement on a daily basis	408,274	737,832

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 9. EQUITY INVESTMENTS

As of March 31, 2016 and December 31, 2015, the breakdown of “Equity Investments” was as follows:

	03.31.16	12.31.15

In Financial Institutions and Supplementary and Authorized Activities
Banco Latinoamericano de Exportaciones S.A.	7,229	6,447
Mercado de Valores de Buenos Aires S.A.	2,751	2,749
Prisma Medios de Pagos S.A. (Ex Visa Argentina S.A.)	7,836	7,836
Others	829	829
Total Equity Investments in Financial Institutions, Supplementary and Authorized Activities	18,645	17,861
In Non-financial Institutions
Aguas Cordobesas S.A.	8,911	8,911
Distrocuyo S.A.	3,955	3,955
Electrigal S.A.	5,455	5,455
Nova Re Compañía Argentina de Reaseguros S.A.	13,694	14,956
Others	1,254	1,229
Total Equity Investments in Non-financial Institutions	33,269	34,506
Provisions	(636)	(636)
Total	51,278	51,731

NOTE 10. MISCELLANEOUS RECEIVABLES - OTHERS

As of March 31, 2016 and December 31, 2015, the breakdown of “Miscellaneous Receivables - Others” was as follows:

	03.31.16	12.31.15

Sundry Debtors	862,231	391,962
Deposits as Collateral	1,683,923	1,425,883
Tax Advances	1,395,367	577,202
Payments in Advance	386,205	201,865
Others	58,151	95,374
Total	4,385,877	2,692,286

NOTE 11. BANK PREMISES AND EQUIPMENT

As of March 31, 2016 and December 31, 2015, the breakdown of “Bank Premises and Equipment” was as follows:

	03.31.16	12.31.15

Real Estate	1,952,824	1,903,121
Furniture and Fixtures	471,845	455,189
Machines and Equipment	1,151,090	1,073,438
Vehicles	22,914	22,413
Others	18,563	18,499
Accumulated Depreciation	(1,455,893)	(1,393,575)
Total	2,161,343	2,079,085

As of March 31, 2016 and March 31, 2015, the depreciation charge amounted to $ 62,813 and $ 48,738, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 12. MISCELLANEOUS ASSETS

As of March 31, 2016 and December 31, 2015, the breakdown of “Miscellaneous Assets” was as follows:

	03.31.16	12.31.15

Work in Progress	574,652	538,327
Advances for Purchase of Assets	113,818	105,109
Works of Art	1,658	1,619
Assets under Lease	1,307	1,315
Assets Acquired through Foreclosures	2,202	2,261
Stationery and Office Supplies	56,745	53,759
Other Miscellaneous Assets	121,483	117,683
Total	871,865	820,073

As of March 31, 2016 and March 31, 2015, the depreciation and loss charge amounted to $ 245 and $ 418, respectively.

NOTE 13. INTANGIBLE ASSETS

As of March 31, 2016 and December 31, 2015, the breakdown of “Intangible Assets” was as follows:

	03.31.16	12.31.15

Goodwill Net of Accumulated Amortization amounting to $ 36,567 and $ 34,149, respectively.	12,898	15,316
Organization and Development Expenses Net of Accumulated Amortization amounting to $ 1,778,283 and $ 1,589,265, respectively.	2,091,237	2,010,528
Total	2,104,135	2,025,844

As of March 31, 2016 and March 31, 2015, the amortization charge amounted to $ 190,168 and $ 137,254, respectively.

NOTE 14. OTHER ASSETS

The account “Other Assets” includes assets related to insurance activity. As of March 31, 2016 and December 31, 2015, the breakdown of this account was as follows:

	03.31.16	12.31.15

Premiums Receivable	455,271	412,664
Receivables from Reinsurers	6,490	9,735
Commissions Receivable	5,978	5,281
Others	1,872	1,967
Allowances	(15,105)	(10,137)
Total	454,506	419,510

NOTE 15. RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of March 31, 2016, the balances recorded by such institution as computable items are as follows:

Item	$	US$	Euros(*)
Checking Accounts at the Argentine Central Bank	3,500,000	556,687	15
Special Guarantees Accounts at the Argentine Central Bank	1,573,775	2,600	-
Total Computable Items to Meet Minimum Cash Requirements	5,073,775	559,287	15

(*) Stated in thousands of US$.

As from January 1, 2016, the Argentine Central Bank provided for the decrease of the cash reserve regarding deposits in foreign currency through Communiqué “A” 5873 and Communiqué “A” 5893.

As of March 31, 2016, the ability to freely dispose of certain assets corresponding to the controlled companies was restricted, as follows:

BANCO DE GALICIA Y BUENOS AIRES S.A.

a)	Cash and Government Securities

$
- For margin requirements and repo transactions	118,117
- For transactions carried out at RO.F.EX. and at M.A.E.	1,059,311
- For debit / credit cards transactions	603,564
- For attachments	60
- Liquidity required to conduct transactions as agents at the C.N.V.	17,783
- For the contribution to the M.A.E.’s Joint Guarantee Fund (Fondo de Garantía Mancomunada)	19,272
- For other transactions	9,891
b)	Special Guarantees Accounts

Special guarantees accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of March 31, 2016 amounted to $ 1,593,951.

c)	Deposits in favor of the Argentine Central Bank

$
- Unavailable deposits related to foreign exchange transactions	533
- Securities held in custody to act as register agent of book-entry mortgage securities	1,976

Additionally, as of the date of preparation of these financial statements, Banco de Galicia y Buenos Aires S.A. offered Lebac securities at a face value of 280,000 in Pesos maturing on August 10, 2016, amounting to $ 256,606, as security for the custody role of securities representing the investments in the Argentine Integrated Social Security System’s F.G.S.

d)	Equity Investments

The account “Equity Investments” includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

-	Electrigal S.A.: 1,222,406 non-transferable non-endorsable registered ordinary shares.
-	Aguas Cordobesas S.A.: 900,000 class E ordinary shares.

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S.A. and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

If any of the other shareholders fails to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by the Bank.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

e)	Contributions to Garantizar S.G.R.’s Risk Fund

Banco de Galicia y Buenos Aires S.A., in its capacity as sponsoring partner of Garantizar S.G.R.’s Risk Fund, is committed to maintaining the contributions made to the fund for two (2) years. As of March 31, 2016, the Bank’s contribution amounts to $ 100,000.

f)	Guarantees Granted for Direct Obligations
-	FMO’s credit lines for $ 46,119
-	PROPARCO’s credit lines for $ 61,127
-	Global Credit Program for the Micro-, Small- and Medium-sized Companies. Peso-denominated Argentine Government Bonds due 2017 were used in the amount of $ 17,000.
-	Credit Programs granted to the provinces of San Juan and Mendoza. Peso-denominated Argentine Government Bonds due 2017 were used in the amount of $ 41,000.
-	Regional Economies Competitiveness Program (PROCER, as per its initials in Spanish). Peso-denominated Argentine Government Bonds due 2017 were used in the amount of $ 42,000.

As of March 31, 2016, the total amount of restricted assets corresponding to Banco de Galicia y Buenos Aires S.A. for the aforementioned items was $ 3,988,310, while as of December 31, 2015 it was $ 3,808,754.

COMPAÑÍA FINANCIERA ARGENTINA S.A.

As of March 31, 2016, the ability to freely dispose of the following assets is restricted, as follows:

a)	Cash and Government Securities

$
- For debit / credit cards transactions	9,955
- For attachments	473
- Liquidity required to conduct transactions as agents at the C.N.V.	2,964
- For transactions at M.A.E.	8,496

As of the date of these financial statements, attachments are fully included in a provision.

b)	Special Guarantees Accounts

There are special guarantees accounts open at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of March 31, 2016 amounted to $ 27,646.

As March 31, 2016, the total amount of restricted assets corresponding to Compañía Financiera Argentina S.A. for the aforementioned items was $ 49,534, while as of December 31, 2015 it was $ 56,934.

GALICIA VALORES S.A.

As of March 31, 2016 and December 31, 2015, Galicia Valores S.A. holds one share of Mercado de Valores de Buenos Aires S.A., which secures an insurance policy covering transactions for $ 2,150.

In compliance with the requirements to act as “Settlement and Clearing Agent and Trading Agent – Own”, the company granted as required security the balance of the special checking account No. 9751639-8 999-1 opened at Banco de Galicia y Buenos Aires S.A. for $ 3,600.

TARJETAS DEL MAR S.A.

As of March 31, 2016 and December 31, 2015, this company has paid $ 119 and $ 110, respectively, as guarantees related to certain real property lease agreements.

TARJETA NARANJA S.A.

As of March 31, 2016 and December 31, 2015, Tarjeta Naranja S.A. has been levied attachments in connection with lawsuits for $ 122 and $ 238, respectively. Furthermore, as of December 31, 2015, this company has paid $ 350 as guarantees regarding certain tax issues.

Also, as of March 31, 2016 and December 31, 2015, the company has paid $ 1,840 and $ 1,810, respectively, as guarantees related to certain real property lease agreements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of March 31, 2016 and December 31, 2015, Tarjeta Naranja S.A. has granted guarantees for $ 153,701 and $ 286,542, respectively, to Mercado a Término de Rosario S.A. (RO.F.E.X), through instruments issued by the Argentine Central Bank for hedging transactions carried out with such market.

Moreover, pursuant to the agreements entered into with financial institutions and as collateral for the loans received and the issuance of notes, Tarjeta Naranja S.A. has agreed not to dispose of any assets or levy any encumbrance thereon, for an amount higher than 25% of Tarjeta Naranja S.A.’s assets in some cases, and 15% of said company’s Shareholders’ Equity. It is worth mentioning that the above-mentioned restrictions shall not be applied for transactions carried out during the ordinary course of the company’s business.

TARJETAS CUYANAS S.A.

As of December 31, 2015, Tarjetas Cuyanas S.A. had granted guarantees for $ 28,302 to Mercado a Término de Rosario S.A. (RO.F.E.X), which correspond to instruments issued by the Argentine Central Bank for transactions with derivative instruments conducted with such market.

Furthermore, as of such date, the company has paid $ 1,062 in guarantees related to certain real property lease agreements.

NOTE 16. NOTES

The following is a breakdown of the Global Programs for the Issuance of Notes outstanding:

Company	Authorized Amount (*)	Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
Grupo Financiero Galicia S.A.	US$ 100,000	Simple notes, not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 and extended through Resolution No. 17343 dated 05.08.14. Authorization of the increase, Resolution No. 17064 dated 04.25.13
Banco de Galicia y Buenos Aires S.A.	US$ 2,000,000	Simple notes, not convertible into shares, subordinated or not, secured or unsecured.	5 years	09.30.03 confirmed on 04.27.06	Resolution No. 14708 dated 12.29.03
Banco de Galicia y Buenos Aires S.A.	US$ 500,000(**)	Simple notes, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05, 04.14.10 and 04.29.15

Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10 and Resolution No. 17883 dated 11.20.15. Increase of the authorized amount through Resolution No. 17883 dated 11.20.15

Compañía Financiera Argentina S.A.	US$ 250,000	Simple notes, not convertible into shares	08.03.16	11.25.05, 10.08.07, 11.25.10 and 04.17.15

Resolution No. 15440 dated 08.03.06, extended through Resolution No. 16505 dated 01.27.11 and Resolution No. 17958 dated 01.08.16. Increase of the authorized amount through Resolution No. 15848 dated 03.19.08 and Resolution No. 16505 dated 01.27.11

Tarjeta Naranja S.A.	US$ 650,000	Simple notes, not convertible into shares	5 years	03.08.12	Resolution No. 16822 dated 05.23.12 and extended through Resolution No. 17676 dated 05.21.15

(*) Or its equivalent in any other currency. (**) On April 26, 2016, the Ordinary and Extraordinary Shareholders’ Meeting of Banco de Galicia y Buenos Aires S.A. decided to increase the Global Program of Issuance of Short-, Mid- and Long-Term Notes to the amount of U$S 600,000. Such increase is subject to the C.N.V.’s approval.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Authorized Amount (*)	Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
Tarjetas Cuyanas S.A.	US$ 250,000	Simple Notes, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10 and 02.15.13	Resolution No. 16328 dated 05.18.10. Authorization of the increase, Resolution No. 17072 dated 05.02.13
Tarjetas del Mar S.A.	US$ 75,000	Simple Notes, not convertible into shares	5 years	03.19.15	Resolution No. 17969 dated 01.21.16

(*) Or its equivalent in any other currency.

Banco de Galicia y Buenos Aires S.A. has the following Subordinated Notes outstanding issued under the Global Program of US$ 2,000,000 as of the close of the period/fiscal year:

Date of Issuance	Currency	Residual F.V. (US$) as of 03.31.16	Term	Rate	Book Value(*)		Issuance Authorized by the C.N.V.
					03.31.16	12.31.15
05.18.04	US$	240,864(**)	(1)	(2)	3,652,692	3,300,516	12.29.03 and 04.27.04

(*) It includes principal and interest net of expenses. (**) This amount includes US$ 22,653 of the capitalization of interest services due July 1, 2014, January 2, 2015, July 1, 2015 and January 1, 2016, on the account of the payment-in-kind (by means of Notes due 2019). The net proceeds of the above-mentioned issue of Notes were used to refinance the foreign debt in accordance with Section 36 of the Law on Notes, the Argentine Central Bank regulations, and other applicable regulations. (1) These Notes shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer’s option at any time, since Notes due 2014 have been fully repaid. (2) Interest on Notes due 2019 shall be payable in cash and in additional Notes due 2019, semi-annually in arrears on January 1 and July 1 of each year. Interest payable in cash is accrued at an annual fixed rate of 11% as of January 1, 2014 and falls due on January 1, 2019. Interest payable in kind (by means of additional Notes due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019, unless these Notes are previously redeemed.

The Company has the following Unsubordinated Notes outstanding issued under the other Global Programs as of the close of the period/fiscal year:

Company	Date of Placement	Currency	Class No.	F.V.	Type (**)	Term	Maturity Date	Rate	Book Value(*)		Issuance Authorized by the C.N.V.
									03.31.16	12.31.15
Grupo Financiero Galicia S.A.	01.30.14	$	V Series II	$78,200	Simple	36 months	01.31.17	Variable Badlar + 5.25%	81,862	79,876	04.25.13
Grupo Financiero Galicia S.A.(2)	10.23.14	$	VI Series I	$140,155	Simple	18 months	04.23.16	Variable Badlar + 3.25%	125,910	123,091	10.03.14
Grupo Financiero Galicia S.A.	10.23.14	$	VI Series II	$109,845	Simple	36 months	10.23.17	Variable Badlar + 4.25%	116,276	115,617	10.03.14
Grupo Financiero Galicia S.A.	07.27.15	$	VII	$160,000	Simple	24 months	07.27.17	(1)	165,481	167,694	07.16.15

(*) It includes principal and interest, net of eliminations when appropriate. (**) Not convertible into shares. (1) Annual nominal 27% fixed rate during the first nine months, and variable BADLAR plus a nominal annual 4.25% rate for the following 15 months. (2) Subsequent to period-end, Grupo Financiero Galicia S.A. settled Notes Series I of Class VI.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency	Class No.	F.V.	Type (**)	Term	Maturity Date	Rate	Book Value(*)		Issuance Authorized by the C.N.V.
									03.31.16	12.31.15
Banco de Galicia y Bs. As. S.A.	05.04.11	US$	-	US$ 300,000	Simple	84 months	-	(1)	4,400,644	3,839,864	11.04.05 and 11.11.10
Compañía Financiera Argentina S.A.	09.24.14	$	XII Series II	$200,000	Simple	24 months	09.24.16	Variable Badlar + 4.00%	167,822	182,899	09.16.14
Compañía Financiera Argentina S.A.	12.09.14	$	XIII Series II	$77,375	Simple	24 months	12.09.16	Variable Badlar + 4.40%	76,145	76,272	11.26.14
Compañía Financiera Argentina S.A.	05.05.15	$	XIV	$249,000	Simple	21 months	02.05.17	27.24% fixed up to the ninth month, then variable Badlar rate + 4.25%	223,648	240,531	04.15.15
Compañía Financiera Argentina S.A.	07.30.15	$	XV	$210,000	Simple	21 months	04.30.17	27.99% fixed up to the ninth month, then variable Badlar rate + 4.50%	173,488	174,031	07.22.15
Compañía Financiera Argentina S.A.	02.02.16	$	XVI	$300,000	Simple	21 months	08.02.17	Variable Badlar + 4.50%	278,401	-	01.21.16
Tarjeta Naranja S.A.	01.28.11	US$	XIII	US$ 200,000	Simple	72 months	01.28.17	Annual Nominal Fixed at 9%	994,752	1,816,607	01.14.11
Tarjeta Naranja S.A.	02.26.14	$	XXIV Series II	$33,500	Simple	1096 days	02.26.17	Variable Badlar + 5%	34,593	34,494	02.14.14
Tarjeta Naranja S.A. (2)	04.30.14	$	XXV Series II	$170,032	Simple	731 days	04.30.16	Variable Badlar + 4.15%	145,209	149,925	04.21.14
Tarjeta Naranja S.A.	07.11.14	$	XXVI Series II	$161,500	Simple	731 days	07.11.16	Variable Badlar + 3.99%	153,829	153,879	07.01.14
Tarjeta Naranja S.A.	10.03.14	$	XXVII Series II	$158,000	Simple	731 days	10.03.16	Variable Badlar + 3.95%	121,261	128,187	09.19.14
Tarjeta Naranja S.A.	01.22.15	$	XXVIII Series II	$129,000	Simple	731 days	01.22.17	Variable Badlar + 4.50%	99,388	98,594	01.09.15
Tarjeta Naranja S.A.	04.27.15	$	XXIX	$334,030	Simple	731 days	04.27.17	27.75% Mixed Rate / Badlar + 4.50%	298,564	298,568	04.16.15
Tarjeta Naranja S.A.	06.29.15	$	XXX	$400,000	Simple	731 days	06.29.17	27.75% Mixed Rate / Badlar + 4.50%	346,990	346,605	06.18.15
Tarjeta Naranja S.A.	10.19.15	$	XXXI	$370,851	Simple	548 days	04.19.17	27% Mixed Rate / Badlar + 4.50%	328,058	338,378	10.07.15

(*) It includes principal and interest, net of eliminations when appropriate. (**) Not convertible into shares. (1) Interest agreed at an annual 8.75% rate shall be paid semiannually on May 4 and November 4 of each year until the maturity date, starting on November 4, 2011. The net proceeds from this issuance of notes was applied to investments in working capital, other loans and other uses envisaged by the provisions of the Law on Notes and the Argentine Central Bank regulations. (2) Subsequent to period-end, Tarjeta Naranja S.A. settled Notes Series II of Class XXV.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency	Class No.	F.V.	Type (**)	Term	Maturity Date	Rate	Book Value(*)		Issuance Authorized by the C.N.V.
									03.31.16	12.31.15
Tarjeta Naranja S.A.	01.20.16	$	XXXII	$260,811	Simple	639 days	10.20.17	Variable Badlar + 4.50%	233,617	(32)	12.15.15
Tarjeta Naranja S.A. (1)	-	$	XXXIII	-	Simple	-	-	-	(32)	-	-
Tarjetas Cuyanas S.A.	05.16.14	$	XIV Series II	$145,750	Simple	731 days	05.16.16	Variable Badlar + 4.15%	95,573	116,974	05.07.14
Tarjetas Cuyanas S.A.	08.01.14	$	XVI	$116,470	Simple	731 days	08.01.16	Variable Badlar + 3.40%	101,296	100,874	07.22.14
Tarjetas Cuyanas S.A.	10.31.14	$	XVIII	$114,000	Simple	731 days	10.31.16	Variable Badlar + 4%	106,808	119,262	10.21.14
Tarjetas Cuyanas S.A.	02.20.15	$	XIX Series II	$75,555	Simple	731 days	02.20.17	Variable Badlar + 4.95%	55,639	71,206	02.06.15
Tarjetas Cuyanas S.A.	06.10.15	$	XX	$300,000	Simple	549 days	12.10.16	Annual Nominal Fixed at 27.90%	305,870	260,952	06.01.15
Tarjetas Cuyanas S.A.	08.12.15	$	XXI	$232,000	Simple	550 days	02.12.17	Annual Nominal Fixed at 27.50%	198,764	211,150	07.29.15
Tarjetas Cuyanas S.A.	11.13.15	$	XXII	$300,000	Simple	547 days	05.13.17	Variable Badlar + 4.25%	268,080	267,050	11.03.10
Tarjetas Cuyanas S.A.	03.16.16	$	XXIII	$242,000	Simple	549 days	09.16.17	Variable Badlar + 4.99%	231,512	-	03.07.16
Tarjetas del Mar S.A.	02.19.16	$	I	$150,000	Simple	18 months	08.19.17	Variable Badlar +4.50%	140,739	-	02.04.16
Total									10,070,187	9,512,548

(*) It includes principal and interest, net of eliminations when appropriate. (**) Not convertible into shares. (1) It corresponds to issuance expenses for Class XXXIII Notes.

Furthermore, as of March 31, 2016 and December 31, 2015, Banco de Galicia y Buenos Aires S.A. holds past due Notes, the holders of which have not tendered to the restructuring offer as follows:

Date of Issuance	Currency	Residual F.V. (US$) as of 03.31.16	Type	Term	Rate	Book Value(*)		Issuance Authorized by the C.N.V.
						03.31.16	12.31.15
11.08.93	US$	468	Simple	10 years	9%	15,678	13,846	10.08.93

(*) It includes principal and interest.

As of March 31, 2016, Banco de Galicia y Buenos S.A. recorded in its own portfolio Notes due 2018 for the amount of $ 92,026.

On April 4, 2016, Tarjetas Cuyanas S.A.’s Board of Directors approved the issuance of Class XXIV Notes for a maximum global face value of up to $ 300,000. The issuance shall be carried out in two series. They shall be carried out for a reference face value of $ 100,000 each and principal shall be payable in a single installment after 18 months from the issuance date for Series I and 36 months for Series II. Notes shall accrue interest at a mixed interest rate and interest shall be payable quarterly. As of the date of these financial statements, the issuance process has not been completed.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

On April 6, 2016, Compañía Financiera Argentina S.A.’s Board of Directors approved the issuance of Class XVII Notes for a total amount of $ 350,000. As of the date of preparation of these financial statements, the issuance process has not been completed.

On April 13, 2016, Tarjeta Naranja S.A. issued Class XXXIII Notes for a total amount of $ 500,000 in two Series. Series I was issued for $ 133,092 and will mature in October 2017. It shall accrue interest quarterly on the principal at a variable rate (private Badlar plus a 4.5 % annual margin). Series II was issued for $ 366,908 and will mature in April 2019. It shall accrue interest quarterly on the principal at a variable rate (private Badlar plus a 5.4 % annual margin). The first interest payment of both series shall be on July 13, 2016, while the amortization shall be paid in only one installment upon maturity.

NOTE 17. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE - OTHERS

As of March 31, 2016 and December 31, 2015, the breakdown of “Other Liabilities Resulting from Financial Brokerage - Others” was as follows:

	03.31.16	12.31.15
Collections and Other Transactions on Account of Third Parties	2,763,181	2,487,136
Liabilities due to Financing of Purchases	15,223,323	15,316,255
Other Withholdings and Additional Withholdings	1,169,906	1,224,133
Correspondent Transactions on Our Account	53,591	700,024
Liabilities Subject to Minimum Cash Requirements	692,839	679,179
Miscellaneous Liabilities not Subject to Minimum Cash Requirements	2,256,425	2,231,447
Commissions Accrued Payable	105,704	52,613
Others	176,268	98,171
Total	22,441,237	22,788,958

NOTE 18. MISCELLANEOUS LIABILITIES - OTHERS

As of March 31, 2016 and December 31, 2015, the breakdown of “Miscellaneous Liabilities - Others” was as follows:

	03.31.16	12.31.15
Sundry Creditors	1,014,884	971,997
Taxes Payable	2,711,337	2,176,865
Salaries and Social Security Contributions Payable	881,683	961,634
Others	218,882	292,904
Total	4,826,786	4,403,400

NOTE 19. PROVISIONS

As of March 31, 2016 and December 31, 2015, the breakdown of “Provisions” was as follows:

	03.31.16	12.31.15
Severance Payments	22,134	18,999
Contingent Commitments	27,918	26,146
Other Contingencies	314,321	428,494
Differences due to Dollarization of Judicial Deposits	9,098	7,957
Total	373,471	481,596

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 20. OTHER LIABILITIES

The account “Other Liabilities” includes liabilities related to the insurance activity. As of March 31, 2016 and December 31, 2015, the breakdown of this account was as follows:

	03.31.16	12.31.15
Debts with Insureds	175,170	161,117
Debts with Reinsurers	8,254	16,508
Debts with Co-insurers	1,199	1,000
Debts with Insurance Brokers	69,847	67,119
Statutory Reserves	228,709	225,697
Others	16,475	16,632
Total	499,654	488,073

NOTE 21. MEMORANDUM ACCOUNTS – CONTROL DEBIT ACCOUNTS - OTHERS

As of March 31, 2016 and December 31, 2015, the breakdown of “Control Debit Accounts - Others” was as follows:

	03.31.16	12.31.15
Securities Held in Custody	171,185,088	59,767,387
Values for Collection	12,313,065	12,778,244
Security Agent Function	21,590,026	19,255,569
Others	10,135,853	13,526,949
Total	215,224,032	105,328,149

NOTE 22. TRUST AND SECURITY AGENT ACTIVITIES

a) Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds		Maturity Date(1)
		$	US$
12.07.10	Fondo Fiduciario Aceitero	10,451	-	08.31.16
07.26.11	Tecsan III	8,922	-	07.28.16
03.21.12	Latinoamericana III	618	-	06.30.16
04.29.13	Profertil	523	116,500	04.30.18
07.01.13	Ribeiro	19,858	-	06.30.16
10.21.13	Sinteplast	1	-	10.27.16
12.20.13	Los Cipreses	4	-	12.28.16
12.28.13	Citrícola Ayui	11	-	01.28.17
09.12.14	Coop. de Trabajadores Portuarios	1,023	-	09.12.16
12.22.14	Cliba	8	-	06.22.18
09.07.15	Grimoldi	27,381	-	08.29.18
09.30.15	Las Blondas IV	64,186	-	11.28.18
	Total	132,986	116,500

(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

b) Financial Trust Contracts:

Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds		Maturity Date
		$	US$
10.12.05	Hydro I	81	-	09.05.16 (2)
12.05.06	Faid 2011	13	-	06.30.16 (3)
12.06.06	Gas I	35,322	-	12.31.16 (3)
09.05.07	Saturno VII	5	-	06.30.16 (3)
05.06.08	Agro Nitralco II	1,228	-	12.31.16 (3)
05.14.09	Gas II	4,395,830	-	12.31.22 (3)
02.10.11	Cag S.A.	72,788	-	09.30.16 (3)
04.25.11	Faid 2015	3,832	-	08.29.16 (3)
06.08.11	Mila III	662	-	10.31.16 (3)
09.01.11	Mila IV	1,068	-	06.30.17 (3)
09.14.11	Cag S.A. II	73,146	-	09.30.16 (3)
10.07.11	Sursem III	46	-	06.30.16 (3)
05.31.12	Fideicred Agro Series I	34	-	06.30.16 (3)
12.27.12	Pla I	135	-	08.31.16 (3)
04.03.13	Welfas I	4,785	-	06.30.16 (3)
04.17.13	Sursem IV	36	-	06.30.16 (3)
09.18.13	Don Mario Semillas Series I	147	-	06.30.16 (3)
11.05.13	Pla II	11,405	-	12.31.16 (3)
11.21.13	Comafi Prendas I	6,700	-	09.29.18 (3)
02.13.14	Mila V	16,345	-	05.20.20 (3)
06.06.14	Mila VI	20,149	-	10.20.20 (3)
06.18.14	Red Surcos II	136	-	06.30.16 (3)
07.08.14	Don Mario Semillas Series II	219	-	06.30.16 (3)
07.24.14	Fideicred Atanor III	148	-	06.30.16 (3)
07.22.14	Don Mario Semillas Series III	209	-	06.30.16 (3)
07.25.14	Fedicred Agro Series II	20,649	-	06.30.16 (3)
10.03.14	Mila VII	22,396	-	01.20.21 (3)
10.22.14	Gleba I	150	-	12.31.16 (3)
12.02.14	Mas Cuotas Series I	3,616	-	05.01.17 (3)
01.13.15	Red Surcos III	71,826	-	09.30.16 (3)
01.27.15	Mila VIII	44,395	-	06.15.21 (3)
05.18.15	Mila IX	50,105	-	09.15.21 (3)
12.02.14	Mas Cuotas Series II	15,680	-	11.15.16 (3)
08.24.15	Mila X	56,190	-	12.20.21 (3)
10.16.15	Gleba II	32,113	-	10.31.16 (3)
10.30.15	Mila XI	89,511	-	02.28.22 (3)
12.09.15	Fedicred Agro Series III	62,244	-	12.31.16 (3)
01.07.16	Mas Cuotas Series III	210,247	-	05.15.17 (3)
01.14.16	Mila XII	26,430	-	05.31.22 (3)
	Totals	5,350,021	-

(2) These amounts shall be released monthly until redemption of debt securities. (3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets. (3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

c) Activities as Security Agent:

c.1) Banco de Galicia y Buenos Aires S.A. has been appointed Security Agent to custody of the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina S.A.) that were assigned in favor of Nación Fideicomisos S.A. in its capacity as Trustee of the “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Said endorsement guarantees the secure payment of all obligations arising from the above-mentioned trusts.

Banco de Galicia y Buenos Aires S.A., in its capacity as Security Agent, will take custody of the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of March 31, 2016 and December 31, 2015, the balances recorded from these transactions amounted to US$ 1,364,097 and $ 408, respectively.

c.2) In April 2013, at the time of entering into the Contract for the Fiduciary Assignment and Trust for Guarantee Purposes “Profertil S.A.”, Banco de Galicia y Buenos Aires S.A. was appointed security agent with regard to the Chattel Mortgage Agreement, a transaction that was completed on June 18, 2013, which additionally secures all the obligations undertaken.

As of March 31, 2016 and December 31, 2015, the balance recorded from these transactions amounts to US$ 116,500.

NOTE 23. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

The balances of assets and liabilities in foreign currency (mainly in U.S. Dollars) as of March 31, 2016 and December 31, 2015 are detailed as follows.

Assets	03.31.16	12.31.15
Cash and Due from Banks	9,259,051	17,658,396
Government and Private Securities	11,162,631	5,257,343
Loans	6,110,289	3,208,454
Other Receivables Resulting from Financial Brokerage	2,316,979	1,094,074
Receivables from Financial Leases	20,615	21,651
Equity Investments	7,401	6,594
Miscellaneous Receivables	38,580	32,820
Unallocated Items	1,965	19,191
Other Assets	2,127	6,915
Total	28,919,638	27,305,438

Liabilities	03.31.16	12.31.15
Deposits	19,158,013	14,373,198
Other Liabilities Resulting from Financial Brokerage	9,631,848	10,054,541
Miscellaneous Liabilities	21,196	30,625
Subordinated Notes	3,652,692	3,300,516
Unallocated Items	723	8,595
Other Liabilities	-	826
Total	32,464,472	27,768,301

The management and mitigation of currency risk are described in Note 35 on risk management policies.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 24. BREAKDOWN OF THE ITEMS RECORDED UNDER “OTHERS” IN THE INCOME STATEMENT

Income from Services	03.31.16	03.31.15
Commissions from Cards	1,418,347	1,118,515
Commissions from Insurance	112,157	96,034
Others	446,951	303,468
Total	1,977,455	1,518,017

Expenses from Services	03.31.16	03.31.15
Turnover Tax	204,818	180,666
Related to Credit Cards	244,734	121,967
Others	210,562	121,163
Total	660,114	423,796

Miscellaneous Income	03.31.16	03.31.15
Income from Sale of Bank Premises and Equipment	1,743	637
Income from Transactions with Miscellaneous Assets	1,195	48
Leases	969	559
Adjustments and Interest from Miscellaneous Receivables	83,775	45,846
Others	55,641	30,824
Total	143,323	77,914

Miscellaneous Losses	03.31.16	03.31.15
Adjustment to Interest on Miscellaneous Liabilities	508	109
Claims	9,820	11,689
Donations	6,215	4,161
Turnover Tax	4,809	4,629
Charges for Administrative, Disciplinary and Criminal Penalties	-	1,418
Others	26,747	17,715
Total	48,099	39,721

NOTE 25. INCOME FROM INSURANCE ACTIVITIES

As of March 31, 2016 and 2015, the breakdown of “Income from Insurance Activities” was as follows:

	03.31.16	03.31.15
Premiums and Surcharges Accrued	806,209	529,562
Claims Accrued	(107,117)	(68,871)
Surrenders	(1,913)	(245)
Life and Ordinary Annuities	(1,084)	(937)
Underwriting and Operating Expenses	(107,654)	(64,379)
Other Income and Expenses	(7,598)	(3,209)
Total	580,843	391,921

NOTE 26. MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Argentine General Corporations Law, which amount to $ 100.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital amount, which is calculated by weighing risks related to assets and to balances of bank premises and equipment, miscellaneous and intangible assets.

As required by the Argentine Central Bank regulations, as of March 31, 2016 and December 31, 2015, minimum capital requirements were as follows:

Date	Capital Required	Computable Capital	Computable Capital as a % of the Capital Requirement
03.31.16(*)	12,456,423	14,499,755	116.40
12.31.15	11,062,886	14,071,044	127.19

(*) The capital surplus covers the increase in the additional requirement of 0.25% for the custody role of securities representing the investments in the Argentine Integrated Social Security System’s F.G.S.

The Argentine Central Bank decided that Banco de Galicia y Buenos Aires S.A. should be considered, for all purposes, a Domestic Systemically Important Bank (D-SIB). Consequently, since January 2016, the Bank is required to meet an additional capital conservation buffer apart from the minimum capital requirement, to be complied with gradually, reaching 3.5% of risk-weighted assets in January 2019. The Argentine Central Bank also provided for that, since June 2015, equity investments in companies devoted to the issuance of credit, debit and similar cards shall be deducted from the Computable Regulatory Capital (R.P.C.), progressively, reaching 100% in June 2018.

NOTE 27. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of March 31, 2016 and 2015:

	03.31.16	03.31.15
Income for the Period	1,348,223	958,401
Outstanding Ordinary Shares Weighted Average	1,300,265	1,300,265
Diluted Ordinary Shares Weighted Average	1,300,265	1,300,265
Earnings per Ordinary Share (*)
Basic	1.0369	0.7371
Diluted	1.0369	0.7371

(*) Figures stated in whole numbers.

NOTE 28. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

The Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. In the event said reserve is reduced for any reason, no profits can be distributed until its total refund.

The Argentine Central Bank sets rules for the conditions under which financial institutions can make distributions of profits. According to these rules, profits can be distributed as long as results of operations are positive after deducting not only the Reserves, which may be legally and statutory required, but also the following items from Unappropriated Retained Earnings: The difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

For these purposes, this shall be done by deducting from its assets and Unappropriated Retained Earnings all the items mentioned in the paragraph above.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

Since January 2016, the Argentine Central Bank determined that banks shall meet an additional capital conservation buffer apart from the minimum capital requirement with regard to risk-weighted assets. This shall be made up only of Tier 1 Common Capital, net of deductible items. This capital conservation buffer shall be met gradually, within the term of 4 years, until reaching its final level for Banco de Galicia y Buenos Aires S.A. in January 2019, which shall be 3.5% of risk-weighted assets. In addition, the Argentine Central Bank requires that computable capital be in excess of the minimum capital requirements, equal to 75%.

Distribution of profits shall require the prior authorization of the Argentine Central Bank’s Superintendent of Financial and Foreign Exchange Institutions, whose intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

In addition to the aforementioned restrictions established by the Argentine Central Bank, which are applicable to Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A., pursuant to Section 70 of the Argentine General Corporations Law, stock companies shall establish a reserve not lower than 5% of the realized and liquid profits shown in the Income Statement for the fiscal year, until 20% of the corporate capital is reached. In the event that said reserve is reduced for any reason, no profits can be distributed until its total refund.

Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below $ 300,000.

Pursuant to the Price Supplement of the Class XIII Notes, as well as in accordance with certain financial loan contracts, Tarjeta Naranja S.A. has agreed not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the event of any excess over certain indebtedness ratios.

NOTE 29. STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertaken, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity of less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	03.31.16	12.31.15	03.31.15	12.31.14
Cash and Due from Banks	19,911,475	30,834,663	11,590,052	16,959,205
Instruments Issued by the Argentine Central Bank	18,850,369	10,514,624	4,344,534	4,612,259
Reverse Repo Transactions with the Argentine Central Bank	3,365,503	14,286	1,635,189	16,768
Interbank Loans - (Call Money Loans Granted)	444,745	40,000	49,400	182
Overnight Placements in Banks Abroad	594,597	232,351	926,081	261,118
Other Cash Placements	1,209,367	1,339,341	720,603	1,204,483
Cash and Cash Equivalents	44,376,056	42,975,265	19,265,859	23,054,015

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 30. CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. From November 1, 2014 to April 30, 2016, such limit was established at $ 350. As from May 1, 2016, the Argentine Central Bank increased it to $ 450.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Deposits acquired through endorsement, placements made as a result of incentives other than interest rates and locked-up balances from deposits and other excluded transactions are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (SE.DE.S.A.). SE.DE.S.A.’s shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

The monthly contribution that institutions had to make to the Fund until March 2016 was 0.06%, except for time deposits in U.S. Dollars raised or renewed during the period from February 11, 2015 to January 31, 2016, for which it was 0.015%.

Effective as of the contribution maturing in April 2016, the Argentine Central Bank established a 0.015% rate for the monthly average of all deposits.

NOTE 31. NATIONAL SECURITIES COMMISSION (“C.N.V.”)

AGENTS – MINIMUM LIQUIDITY REQUIREMENT

Within the framework of Resolution No. 622/13 of the C.N.V., Banco de Galicia y Buenos Aires S.A. has been registered, in such agency’s registry, as settlement and clearing agent –comprehensive- No. 22 (ALyC and AN – INTEGRAL), custodial agent of collective investment products corresponding to mutual funds No. 3 (ACPIC FCI), and manager of collective investment products at the registry of financial trustees No. 54.

As of March 31, 2016, Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity exceeds that required by the C.N.V. to act as agent in the categories in which the Bank has already carried out the registration proceedings. Such requirement amounts to $ 26,500 with a minimum liquidity requirement of $ 13,250, which Banco de Galicia y Buenos Aires S.A. paid with Argentine Central Bank’s monetary regulation instruments, which are held in custody at Caja de Valores (Depositor No. 100100) in the amount of $ 17,783.

CUSTODIAL AGENT OF COLLECTIVE INVESTMENT PRODUCTS CORRESPONDING TO MUTUAL FUNDS

Furthermore, in compliance with Section 7 of Chapter II, Title V of that Resolution, in its capacity as custodial agent of collective investment products corresponding to mutual funds (depository) of the “FIMA ACCIONES”, “FIMA P.B. ACCIONES”, “FIMA RENTA EN PESOS”, “FIMA AHORRO PESOS”, “FIMA RENTA PLUS”, “FIMA PREMIUM”, “FIMA AHORRO PLUS”, “FIMA CAPITAL PLUS” and “FIMA ABIERTO PYMES” funds, as of March 31, 2016, Banco de Galicia y Buenos Aires S.A. holds a total of 5,125,015,802 units under custody for a market value of $ 17,328,818, which is included in the “Depositors of Securities Held in Custody” account. As of December 31, 2015, the securities held in custody totaled 6,089,643,628 units and their market value amounted to $ 18,174,700.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The balances of the Mutual Funds as of period/fiscal year-end are detailed as follows:

Mutual Fund	03.31.16	12.31.15
FIMA Acciones	81,228	75,086
FIMA P.B. Acciones	264,820	254,662
FIMA Renta en pesos	107,343	63,563
FIMA Ahorro en pesos	5,546,098	4,704,972
FIMA Renta Plus	140,786	131,712
FIMA Premium	4,294,576	4,794,058
FIMA Ahorro Plus	5,373,004	6,285,433
FIMA Capital Plus	1,301,388	1,667,188
FIMA Abierto PyMES	219,575	198,026
Total	17,328,818	18,174,700

STORAGING OF DOCUMENTS

Pursuant to General Resolution No. 629 of the C.N.V., Banco de Galicia y Buenos Aires S.A. notes that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No. 30-68233570-6), Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Pte. Roque Sáenz Peña 832 Piso 1, C.A.B.A.

NOTE 32. SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustor:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred	Book Value of Securities Held in Own Portfolio
						03.31.16	12.31.15
Galtrust I	10.13.00	02.04.18	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$ 490,224(*)	662,034	685,915

(*) The remaining US$ 9,776 was transferred in cash.

(1) In exchange for loans to the Provincial Governments.

b) As of March 31, 2016 and December 31, 2015, Banco de Galicia y Buenos Aires S.A. records in its own portfolio participation certificates and debt securities from financial trusts amounting to $ 692,758 and $ 657,471, respectively.

NOTE 33. SEGMENT REPORTING

Grupo Financiero Galicia S.A. measures the performance of each of its business segments mainly in terms of “Net Income”. The segments defined are made up of one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.

Below there is a description of each business segment’s composition:

Banks: It represents the banking business operation results and includes the results of operations of subsidiaries Banco de Galicia y Buenos Aires S.A. and Banco Galicia Uruguay S.A. (in liquidation).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Regional Credit Cards: This segment represents the results of operations of the regional credit card business and includes the results of operations of Tarjetas del Mar S.A. and Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Procesadora Regional S.A., Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

Personal Loans – CFA: This segment includes the results of operations of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Galicia Broker Asesores de Seguros S.A.

Other Businesses: This segment shows the results of operations of Galicia Administradora de Fondos S.A., Galicia Warrants S.A. and Net Investment S.A.

Adjustments: This segment includes results of operations other than those related to the preceding segments and consolidation adjustments, eliminations corresponding to transactions conducted between consolidated companies and minority interest.

	Banks	Regional Credit Cards	Personal Loans – CFA	Insurance	Other Businesses	Adjustments	03.31.16
Net Financial Income	2,351,925	889,878	328,994	70,911	13,961	7,221	3,662,890
Net Income from Services	1,187,123	1,142,495	66,579	-	62,863	(273,933)	2,185,127
Net Operating Income	3,539,048	2,023,373	395,573	70,911	76,824	(266,712)	5,848,017
Provision for Loan Losses	252,913	292,542	72,108	-	-	-	617,563
Administrative Expenses	2,232,765	1,174,022	251,704	105,552	21,383	(11,022)	3,774,404
Operating Income	1,053,370	565,809	71,761	(34,641)	55,441	(255,690)	1,456,050
Income from Insurance Companies’ Activities	-	-	-	325,825	-	255,018	580,843
Income from Equity Investments	421,916	-	231	2,194	-	(421,920)	2,421
Minority Interest	-	(28)	-	-	-	(103,741)	(103,769)
Miscellaneous Income, Net	49,939	113,386	28,754	(416)	396	(5,430)	186,629
Net Income before Income Tax	1,525,225	679,197	100,746	292,962	55,837	(531,763)	2,122,174
Income Tax	379,000	253,081	46,708	103,781	19,743	(28,362)	773,951
Net Income for the Period	1,146,225	426,086	54,038	189,181	36,094	(503,401)	1,348,223

	Banks	Regional Credit Cards	Personal Loans – CFA	Insurance	Other Businesses	Adjustments	03.31.15
Net Financial Income	1,888,421	583,634	275,966	34,835	3,600	(12,960)	2,773,496
Net Income from Services	999,385	919,373	58,657	-	43,188	(240,737)	1,779,866
Net Operating Income	2,887,806	1,503,007	334,623	34,835	46,788	(253,697)	4,553,362
Provision for Loan Losses	258,910	221,804	110,153	-	-	-	590,867
Administrative Expenses	1,644,725	841,651	194,594	77,503	13,410	(4,359)	2,767,524
Operating Income	984,171	439,552	29,876	(42,668)	33,378	(249,338)	1,194,971
Income from Insurance Companies’ Activities	-	-	-	158,189	-	233,732	391,921
Income from Equity Investments	320,397	-	574	317	1	(295,688)	25,601
Minority Interest	-	44	-	-	-	(81,659)	(81,615)
Miscellaneous Income, Net	(16,608)	90,826	27,688	(772)	199	(8,202)	93,131
Net Income before Income Tax	1,287,960	530,422	58,138	115,066	33,578	(401,155)	1,624,009
Income Tax	407,000	211,592	22,492	40,375	11,792	(27,643)	665,608
Net Income for the Period	880,960	318,830	35,646	74,691	21,786	(373,512)	958,401

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is as follows:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	03.31.16	12.31.15
Government and Private Securities	30,115,637	15,525,090
Loans	103,245,375	98,344,731
Other Receivables Resulting from Financial Brokerage	16,333,862	8,060,768
Receivables from Financial Leases	882,645	958,092
Other Assets	454,506	419,510
Total Assets	151,032,025	123,308,191

	03.31.16	12.31.15
Deposits	107,857,212	100,039,233
Other Liabilities Resulting from Financial Brokerage	46,112,071	37,328,900
Subordinated Notes	3,652,692	3,300,516
Other Liabilities	499,654	488,073
Total Liabilities	158,121,629	141,156,722

NOTE 34. CONTINGENCIES

TAX ISSUES

Banco de Galicia y Buenos Aires S.A.

At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from Buenos Aires, are in the process (in different degrees of completion) of conducting audits and assessments mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

As regards the assessment of tax collection authorities from Buenos Aires, within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the assessment of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Supreme Court of Justice. Therefore, the Court ordered the A.G.I.P. (Governmental Public Revenue Authority) to refrain from starting tax enforcement proceedings or otherwise requesting precautionary measures for such purpose until a final judgment is issued. The proceedings are currently pending a decision by the Argentine Federal Court of Appeals in Administrative Matters with regard to the appeal filed by Banco de Galicia y Buenos Aires S.A. against the decision issued on the core issue by the Court of First Instance in November 2013. In any case, it is worth noting the decision issued by the federal prosecutor of the Court of Appeals was favorable to Banco de Galicia y Buenos Aires S.A.

With regard to the city of Buenos Aires’ claims on account of other items, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Settlement of Tax Liabilities in Arrears (Law No. 3461 and the related regulations), which envisaged the total relief of interest and fines. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities.

In connection with the assessments made by tax collection authorities from the Province of Buenos Aires, under the framework of some of the processes under discussion at the Provincial Tax Court’s stage, at this stage of proceedings the decision issued was: (i) unfavorable to Banco de Galicia y Buenos Aires S.A.’s request regarding the items not related to the Compensatory Bond, and (ii) favorable with regard to the non-taxability thereof. Therefore, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Regularization of Tax Debts (Regulatory Decision No. 12 and related decisions), which envisages discounts on the amounts not related to the Compensatory Bond. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities. In turn, the authorities from the Province of Buenos Aires objected to the judgment rendered by the Provincial Tax Court with regard to the Compensatory Bond, and requested the Court of Appeals in Administrative

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Matters of La Plata to set such decision aside. Banco de Galicia y Buenos Aires S.A. entered an appearance and filed a motion for lack of jurisdiction, since it believes only the Argentine Supreme Court of Justice has jurisdiction to issue a decision on such a matter. On April 15, 2014, the aforementioned Court sustained the motion for lack of jurisdiction and ordered the proceedings to be filed. The authorities from the Province of Buenos Aires filed an appeal before the Supreme Court of Justice of the Province of Buenos Aires, which has not issued a decision to date.

Furthermore, regarding the claims made by the different jurisdictions, Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings.

These proceedings and their possible effects are constantly being monitored by Management. Even though Banco de Galicia y Buenos Aires S.A. considers that it has complied with its tax liabilities in full pursuant to current regulations, the provisions deemed adequate pursuant to the evolution of each proceeding have been set up.

Tarjetas Regionales S.A.

At the date of these consolidated financial statements, the Argentine Revenue Service (A.F.I.P.), Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in different degrees of completion, at the companies controlled by Tarjetas Regionales S.A. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.’s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to resolve such issues. The original amount claimed for taxes totals approximately $ 16,071.

Based on the opinions of their tax advisors, the companies believe that the above-mentioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with the tax regulations currently in force and existing case law.

Notwithstanding the foregoing, the companies have set up the provisions deemed appropriate pursuant to the evolution of each proceeding.

Compañía Financiera Argentina S.A.

In turn, as regards Compañía Financiera Argentina S.A., the A.F.I.P. conducted audits on fiscal years 1998 and 1999, not accepting certain uncollectible loans to be recorded as uncollectible receivables deductible from income tax and minimum presumed income tax. The original amount claimed for taxes by the tax collection authorities totals $ 2,094.

In July 2013, the Federal Tax Court sustained the appeal filed by the company. Tax collection authorities later filed an appeal against the aforementioned judgment, which was answered by the company in December 2013. In May 2014, the Argentine Federal Court of Appeals in Administrative Matters rejected the appeal filed by the A.F.I.P, thus confirming the judgment issued by the Federal Tax Court, which was favorable to Compañía Financiera Argentina S.A. The Court assessed legal costs against the A.F.I.P. In June 2014, the A.F.I.P. filed an appeal before the Argentine Supreme Court of Justice with regard to the amount of the fees determined for the institution’s attorneys which, if confirmed, shall be fully paid by the A.F.I.P.

Based on the information available at the date of these financial statements, the company considers the decision to be issued by the Argentine Supreme Court of Justice shall not be different from the judgments issued by the other courts that heard the case.

Compañía Financiera Argentina S.A. has no provisions set up corresponding to this claim.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

CONSUMER PROTECTION ASSOCIATIONS

Banco de Galicia y Buenos Aires S.A.

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco de Galicia y Buenos Aires S.A. with regard to the collection of certain financial charges.

The Bank believes that the resolution of these controversies will not have a significant impact on its financial condition.

Compañía Financiera Argentina S.A.

Consumer Protection Associations, on behalf of consumers, have filed claims against Compañía Financiera Argentina S.A. with regard to the collection of some financial charges. The company believes that the resolution of these controversies will not have a significant impact on its financial condition.

NOTE 35. RISK MANAGEMENT POLICIES

The tasks related to risk information and internal control of each of the controlled companies are defined and carried out, rigorously. This particularly affects the Bank, where the requirements are stringent, as it is a financial institution regulated by the Argentine Central Bank. Apart from applicable local regulations, the Company, in its capacity as a listed company in the United States of America, complies with the certification of its internal controls pursuant to Section 404 of the Sarbanes Oxley Act (Sarbanes Oxley). Corporate risk management is monitored by the Audit Committee, which also gathers and analyzes the information submitted by the main controlled companies.

The specific function of the comprehensive management of Banco de Galicia y Buenos Aires S.A.’s risks has been allocated to the Risk Management Division, guaranteeing its independence from the rest of the business areas since it directly reports to Banco de Galicia y Buenos Aires S.A.’s General Division and, at the same time, is involved in the decisions made by each area. In addition, the control and prevention of risks related to asset laundering, funding of terrorist activities and other illegal activities are allocated to the Prevention and Control of Money Laundering and Funding of Terrorist Activities Division. The aim of both divisions is to guarantee the Board of Directors are fully aware of the risks that Banco de Galicia y Buenos Aires S.A. is exposed to, and to design and propose policies and procedures necessary to mitigate and control such risks.

Banco de Galicia y Buenos Aires S.A. has developed the Capital Adequacy Assessment Process (Proceso de Evaluación de Suficiencia de Capital - PESC) to assess the relationship between the Bank’s own available and necessary resources to maintain an appropriate risk profile. This process shall also allow for the identification of both the economic capital needs for future fiscal years and the sources to meet such needs.

In turn, Banco de Galicia y Buenos Aires S.A. has developed a risk appetite framework, which has risk acceptance levels, both on an individual and a consolidated basis. Within this framework, ratios have been established, which are regularly submitted to the Risk Management Committee.

Each of these ratios has an excess threshold and related actions in case of deviations.

FINANCIAL RISKS

Short- and medium-term financial risks are managed within the framework of policies approved by Banco de Galicia y Buenos Aires S.A.’s Board of Directors, which establishes limits to the different risk exposure and also considers their interrelation. Management is supplemented by “contingency plans” devised to face adverse market situations. Furthermore, “stress tests” that make it possible to assess risk exposure under historical and simulated scenarios are created, which identify critical levels of the different risk factors.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

LIQUIDITY

Daily liquidity is managed according to the set strategy, which seeks to keep adequate liquid resources to mitigate the adverse effects caused by irregular variations in loans and deposits, in addition to coping with “stress” situations.

The current liquidity policy in force provides for the setting of limits and monitoring of a) liquidity as it relates to stock: a level of “Management Liquidity Requirement” was established as the excess over legal minimum cash requirements, taking into consideration the characteristics and behavior of Banco de Galicia y Buenos Aires S.A.’s different liabilities, and the liquid assets that make up such liquidity were determined as well; and b) cash flow liquidity: gaps between the contractual maturities of consolidated financial assets and liabilities are analyzed and monitored. There is a cap for the gap between maturities, determined based on the gap accumulated against total liabilities permanently complied with during the first year.

Furthermore, the policy sets forth a contingency plan, by currency type, that determines the steps to be taken and the assets from which additional liquid resources can be obtained.

With the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among the main customers.

CURRENCY RISK

Banco de Galicia y Buenos Aires S.A.’s current policy in force establishes limits in terms of maximum “net asset positions” (assets denominated in a foreign currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a foreign currency which are lower than the liabilities denominated in such currency) for mismatches in foreign currency, as a proportion of Banco de Galicia y Buenos Aires S.A.’s R.P.C.

An adequate balance between assets and liabilities denominated in foreign currency is what characterizes the management strategy for this risk factor, seeking to achieve a full coverage of long-term asset-liability mismatches and allowing a short-term mismatch management margin that contributes to the possibility of improving certain market situations. Short- and long-term goals are attained by appropriately managing assets and liabilities and by using the financial products available in our market, particularly “dollar futures” both in institutionalized markets (M.A.E. and RO.F.EX.) and in forward transactions performed with customers.

Transactions in foreign currency futures (Dollar futures) are subject to limits that take into consideration the particular characteristics of each trading environment.

INTEREST RATE RISK

Banco de Galicia y Buenos Aires S.A.’s exposure to the “interest rate risk”, as a result of interest rate fluctuations and the different sensitivity of assets and liabilities, is managed according to the approved strategy. On the one hand, it considers a short-term horizon, seeking to keep the net financial margin within the levels set by the policy. On the other hand, it considers a long-term horizon, the purpose of which is to mitigate the negative impact on the present value of Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity in the face of changes in interest rates.

From a comprehensive viewpoint of risk exposure and contributing to including a “risk premium” in the pricing process, the aim is to systematically estimate the “economic capital” used up by the structural risk as per the financial statements (interest rate risk) and the contribution of the “price risk”, in its different expressions, to using up the capital.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

MARKET RISK

Trading of and/or investment in government and corporate securities, currencies, derivatives and debt instruments issued by the Argentine Central Bank, which are listed on the capital markets and the value of which varies pursuant to the variation of the market prices thereof, are included within the policy which limits the maximum authorized losses during a year.

The “price risk” (market) is daily managed according to the strategy approved, the purpose of which is to keep Banco de Galicia y Buenos Aires S.A. present in the different derivatives, variable- and fixed-income markets while obtaining the maximum return as possible on trading, without exposing the latter to excessive risk levels. Finally, the designed policy contributes to providing transparency and facilitates the perception of the risk levels to which it is exposed.

In order to measure and monitor risks derived from the variation in the price of financial instruments frequently listed in the secondary markets that form the trading securities portfolio, a model known as “Value at Risk” (also known as “VaR”) is used. This model measures, for Banco de Galicia y Buenos Aires S.A. individually, the possible loss that could be generated by the positions in securities and currencies under certain parameters. For financial instruments not frequently listed or with no representative listing in the secondary markets, the methodology known as DV01 is used. This consists of estimating the change in value of a portfolio, for variations of one interest rate percentage point.

CROSS-BORDER RISK

Banco de Galicia y Buenos Aires S.A.’s foreign trade transactions and management of “treasury” resources imply assuming cross-border risk positions. These exposures related to cross-border assets are in line with Banco de Galicia y Buenos Aires S.A.’s business and financial strategy, the purpose of which is to provide customers with efficient commercial assistance and to improve the management of available liquid resources within an appropriate risk and yield environment.

TRANSFER RISK

The possibility of diversifying funding sources, as contemplated by the liquidity strategy, by obtaining resources in foreign capital markets, involves the possible exposure to potential regulatory changes that hinder or increase the cost of the transfer of foreign currency abroad to meet liability commitments. The policy that manages the risk of transferring foreign currency abroad thus contributes to the liquidity strategy and pursues the goal of reaching an adequate balance between liabilities payable to local counterparties and those payable to foreign counterparties in a return-risk proportion that is adequate for Banco de Galicia y Buenos Aires S.A.’s business and growth.

EXPOSURE TO THE NON-FINANCIAL PUBLIC SECTOR

With the purpose of regulating risk exposure with regard to the non-financial public sector, in the national, provincial and municipal jurisdictions, Banco de Galicia y Buenos Aires S.A. defined a policy which by design envisages risk exposure in each jurisdiction, as well as the “possible loss” of value related to such holdings.

CREDIT RISK

Banco de Galicia y Buenos Aires S.A. uses credit assessment and risk monitoring tools to allow its management on a prompt and controlled basis to control its level of exposure to potential risks and encourages a proper portfolio diversification, both in individual terms and by economic sector.

Strategically, Banco de Galicia y Buenos Aires S.A. has decided to deepen its customers’ knowledge expressed in a specific policy, which allows for providing credit assistance to them according to their financing needs and based on their evaluated attributes, purposes and perspectives.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Several risk appetite indicators, calculated based on current and stress ratios, are monitored within the credit risk management in order to detect situations that may affect the normal course of business, the noncompliance with the strategy and undesired results and/or situations of vulnerability in the face of changes in market conditions.

Banco de Galicia y Buenos Aires S.A.’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests”, which takes place when risk management, credit and commercial duties are segregated, with respect to both retail and wholesale businesses. This allows for an ongoing and efficient monitoring of the quality of assets, an early management of problem loans, aggressive write-offs of uncollectible loans, and a conservative policy on allowances for loan losses.

OPERATIONAL RISK

Pursuant to the best practices and the guidelines determined by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. has an Operational Risk Unit, through which it has implemented the Operational Risk Management Framework. This framework includes the Bank’s policies, practices, procedures and structures for the appropriate management of Operational Risk.

Operational Risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or due to external events. It includes legal risk, but does not include strategic and reputational risks.

Banco de Galicia y Buenos Aires S.A. manages operational risk inherent to its products, activities, processes and material systems, technology and information security processes, as well as risks derived from subcontracted activities and from services rendered by providers. Such management includes the identification, assessment, monitoring, control and mitigation of operational risks.

Before launching or introducing new products, activities, processes or systems, Banco de Galicia y Buenos Aires S.A. makes sure its operational risks are appropriately assessed.

This way, Banco de Galicia y Buenos Aires S.A. has the necessary structure and resources to be able to determine the operational risk profile and thus take the corresponding corrective measures, complying with the regulations set forth by the Argentine Central Bank on guidelines for operational risk management in financial institutions and operational risk events database.

The minimum capital requirement with regard to the operational risk is determined according to the Argentine Central Bank regulations.

An appropriate management of operational risks also helps improve customer service quality.

In compliance with Communiqué “A” 5398, securitization, concentration, reputational and strategic risks were identified as significant risks, and a computation and measurement method was developed, which is currently being implemented. These risks, together with those mentioned previously, were included in the Capital Adequacy Assessment Report (I.A.C., as per its acronym in Spanish), within the framework of Communiqué “A” 5515.

SECURITIZATION RISK

Securitization is an alternative source of financing and a mechanism for the transfer of risks to investors. Notwithstanding the foregoing, securitization activities and the fast innovation with regard to the techniques and instruments used in such activities also generate new risks, including the following:

i) Credit, market, liquidity, concentration, legal and reputational risks, due to the securitization positions held or invested, including, among others, liquidity facilities and credit enhancements granted; and

ii) Credit risk due to the underlying exposures with regard to securitization.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

CONCENTRATION RISK

Risk concentration has to do with the exposure or groups of exposure with similar characteristics, for instance when they belong to the same debtor, counterparty or guarantor, geographic area or economic sector; or because they are secured by the same type of assets used as collateral, with the possibility of generating:

i) Losses with regard to income, regulatory capital, assets or the global risk level, that are significant enough to affect the financial strength of the financial institution or its ability to keep the financial institution’s main transactions;

ii) A major change in the financial institution’s risk profile.

REPUTATIONAL RISK

Reputational risk is defined as the risk associated with a negative perception of the financial institution by customers, counterparties, shareholders, investors, account holders, market analysts and other significant market players, which adversely affects the financial institution’s ability to keep existing business relationships or establish new relationships, and continue having access to funding sources such as the interbank market or the securitization market.

STRATEGIC RISK

Strategic risk is that which arises from an inappropriate business strategy or an adverse change in forecasts, parameters, goals and other functions that support such strategy. Even though estimating this risk is complex, institutions must develop new management techniques that include all the related aspects.

ASSET LAUNDERING, FUNDING OF TERRORIST ACTIVITIES AND OTHER ILLEGAL ACTIVITIES RISK

As regards the control and prevention of asset laundering and funding of terrorist activities, Banco de Galicia y Buenos Aires S.A. complies with the regulations set forth by the Argentine Central Bank, the Financial Information Unit and Law No. 25246, as amended, which creates the Financial Information Unit (U.I.F.), under the jurisdiction of the Ministry of Justice and Human Rights with functional autarchy. The Financial Information Unit is in charge of analyzing, addressing and reporting the information received, in order to prevent and avoid both asset laundering and funding of terrorist activities.

Banco de Galicia y Buenos Aires S.A. has promoted the implementation of measures designed to fight against the use of the international financial system by criminal organizations. For such purposes, Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures that are applied using a “risk-based approach”, which allow for the monitoring of transactions, pursuant to the “customer profile” (defined individually based on the information and documentation related to the economic, financial and tax condition of the customer), in order to detect such transactions that should be considered unusual, and to report them to the U.I.F. in applicable cases. The Anti-Money Laundering Unit (“U.A.L.” as per its initials in Spanish – Unidad Antilavado) is in charge of managing this activity, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization by drafting related handbooks and training all employees. In addition, the management of this risk is regularly reviewed by Internal Audit.

Banco de Galicia y Buenos Aires S.A. has appointed a director as Compliance Officer, pursuant to Resolution 121/11 of the U.I.F., who shall be responsible for ensuring compliance with and implementation of the proceedings and obligations on the issue.

Banco de Galicia y Buenos Aires S.A. contributes to the prevention and mitigation of risks from transaction-related criminal behaviors by being involved in the international regulatory standards adoption process.

In compliance with Communiqué “A” 5394 issued by the Argentine Central Bank, in its website (http://www.bancogalicia.com.ar), inside the “Conózcanos” tab within “Información Corporativa”, Banco de Galicia y Buenos Aires S.A. has a document entitled “Disciplina de Mercado – Requisitos mínimos de divulgación”, where there is information related to the structure and adequacy of regulatory capital, the exposure to the different risks and the management thereof.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 36. CORPORATE GOVERNANCE TRANSPARENCY POLICY

GRUPO FINANCIERO GALICIA S.A.

Grupo Financiero Galicia S.A.’s Board of Directors is the Company’s highest management body. It is made up of eight (8) directors and three (3) alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

As set out in its bylaws, the term of office for both directors and alternate directors is three (3) years; they are partially changed every year and may be reelected indefinitely.

The Company complies with the appropriate standards regarding total number of directors, as well as the number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Company carries out its activities, from three (3) to nine (9) directors.

The Board of Directors complies, in every relevant respect, with the recommendations included in the Code on Corporate Governance as Schedule IV to Title IV of the regulations issued by the National Securities Commission (Text amended in 2013).

It also monitors the application of the corporate governance policies provided for by the regulations in force through the Audit Committee and the Committee for Information Integrity. Periodically, the Committees provide the Board of Directors with information, and the Board gets to know the decisions of each Committee. What is appropriate is transcribed in the minutes drafted at the Board of Directors’ meetings.

The Audit Committee set by Capital Markets Law No. 26831 and the C.N.V.’s regulations is formed by three (3) independent directors, and the Committee for Information Integrity’s mission is to comply with the provisions of Sarbanes-Oxley.

Basic Holding Structure

Grupo Financiero Galicia S.A. is a company whose sole purpose is to conduct financial and investment activities as per Section 31 of the Argentine General Corporations Law. That is to say, it is a holding company whose activity involves managing its equity investments, assets and resources.

Within the group of companies in which the Company has an interest, Banco de Galicia y Buenos Aires S.A. stands out, in which the former has a controlling equity interest, being its main asset as well. Banco de Galicia y Buenos Aires S.A., as a banking institution and is subject to certain regulatory restrictions imposed by the Argentine Central Bank. In particular, Banco de Galicia y Buenos Aires S.A. can only hold a 12.5% interest in the capital stock of companies that do not carry out activities considered supplementary by the Argentine Central Bank. Therefore, the Company holds, either directly or indirectly, the remaining interests in several companies. In addition, the Company indirectly holds a number of equity investments in supplementary companies that belong to Banco de Galicia y Buenos Aires S.A. as the controlling company.

Since the Company is a holding company, it has a limited personnel structure, and, therefore, many of the business organization requirements, common for big productive institutions, cannot be applied to this company.

To conclude, one should note that the Company is under the control of a pure holding company, EBA Holding S.A., which has the number of votes necessary to hold the majority of votes at the Shareholders’ Meetings, although it does not have any managerial functions over the Company and the Company has no group relationship with EBA Holding S.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Compensation Systems

Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws.

The Audit Committee expresses its opinion on whether compensation proposals for Directors are reasonable, taking into consideration market standards.

Business Conduct Policy

The Company has consistently shown respect for the rights of its shareholders, reliability and accuracy in the information provided, transparency as to its policies and decisions, and caution with regard to the disclosure of strategic business issues.

Code of Ethics

Grupo Financiero Galicia S.A. has a Code of Ethics formally approved that guides its policies and activities. It considers business objectivity and conflict of interest related aspects, and how the employee should act upon identifying a breach of the Code of Ethics.

BANCO DE GALICIA Y BUENOS AIRES S.A.

Banco de Galicia y Buenos Aires S.A.’s Board of Directors is the Bank’s highest management body. It is currently made up of seven (7) directors and three (3) alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

Banco de Galicia y Buenos Aires S.A. complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Bank carries out its activities, from three (3) to nine (9) directors.

The General Shareholders’ Meeting has the power to establish the number of directors, both independent and non-independent ones, and appoint them. Out of the seven directors, two are independent. In addition, one of the alternate directors is independent. The independence concept is defined in the regulations set forth by the C.N.V. and the Argentine Central Bank regulations.

As regards prevention of conflicts of interest, the provisions set forth in the General Corporations Law and the Capital Markets Law are applicable.

As set out in the bylaws, the term of office for both directors and alternate directors is three (3) years; two thirds of them (or a fraction of at least three) are changed every year and may be reelected indefinitely.

The Board of Directors’ meeting is held at least once a week and when required by any director. The Board of Directors is responsible for Banco de Galicia y Buenos Aires S.A.’s general management and makes all the necessary decisions to such end. The Board of Directors’ members also take part, to a greater or lesser extent, in the commissions and committees created. Therefore, they are continuously informed about the Bank’s course of business and become aware of the decisions made by such bodies, which are transcribed into minutes.

Additionally, the Board of Directors receives a monthly report prepared by the General Manager, the purpose of which is to report the material issues and events addressed at the different meetings held between the General Manager and Senior Management. The Board of Directors becomes aware of such reports, as evidenced in the minutes.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

In connection with directors’ training and development, Banco de Galicia y Buenos Aires S.A. has a program, which is reviewed every six months, whereby they regularly attend courses and seminars of different kinds and subjects.

It may be said that Banco de Galicia y Buenos Aires S.A.’s executives, including directors, have proved updated knowledge and skills, and that the Board of Directors’ performance is the most effective, which corresponds with the current dynamics of this body.

According to the activities carried out by Banco de Galicia y Buenos Aires S.A., effective laws and corporate strategies, the following committees have been created to achieve an effective control over all activities performed by the Bank:

 - Risk Management Committee.

It is in charge of approving risk management strategies, policies, processes and procedures, with the related contingency plans, establishing the specific limits for each risk exposure and approving, when appropriate, the temporary limit excesses and becoming aware of each risk position and compliance with policies.

 - Credit Committee.

This committee’s function is to review loans greater than 2.5% of Banco de Galicia y Buenos Aires S.A.’s Computable Regulatory Capital and all the loans to be granted to financial institutions (local or foreign) and related customers.

 - Asset and Liability Management Committee.

It is in charge of analyzing the growth of the Bank’s business from a financial perspective regarding fundraising and its placement in different assets. This committee is also responsible for the follow-up and control of liquidity and interest-rate and currency mismatches. It is also in charge of analyzing and recommending business areas, measures related to the management of interest-rate and currency mismatches, and maturity gaps in order to maximize financial and foreign exchange income within acceptable parameters of risk and use of capital, and proposing changes to such parameters, as deemed necessary, to the Board of Directors.

 - Information Technology Committee.

It is in charge of supervising and approving new systems’ development plans and budgets, as well as supervising these systems’ budget controls. It is also responsible for approving the general design of the systems’ structure, of the main processes and systems implemented, and for supervising the quality of the Bank’s systems.

 - Audit Committee.

The Audit Committee is responsible for helping, within the framework of its specific functions, the Board of Directors with: (1) internal controls, individual and corporate risk management and compliance with the standards established by the Bank, the Argentine Central Bank and effective laws; (2) the issuance of financial statements; (3) the external auditor’s suitability and independence; (4) the Internal and External Audit’s performance; (5) the solution to the observations made by the Internal and External Audits, the Argentine Central Bank and other regulatory agencies; and (6) evaluation and approval of the follow-up of the implementation of recommendations. It is also responsible for coordinating the Internal and External Audit functions that interact in the financial institution.

 - Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities.

Its mission is to plan, coordinate and ensure compliance with the policies on anti-money laundering and funding of terrorist activities set and approved by the Board of Directors, taking into consideration effective regulations. It is also responsible in this regard for designing internal controls, personnel training plans and ensuring compliance by the Internal Audit.

 - Committee for Information Integrity.

Its mission is to comply with the provisions of Sarbanes-Oxley.

 - Human Resources Committee.

It is in charge of promotions and appointments, transfers, turnovers, development, staff and compensation for the personnel included in nine salary levels and above.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

 - Planning and Management Control Committee.

It is in charge of analyzing, defining and following up with the consolidated balance sheet and income statement.

 - Business and Segment Management Committee.

It is in charge of analyzing, defining and following businesses and segments.

 - Crisis Committee.

It is in charge of evaluating the situation upon facing a liquidity crisis and deciding the steps to be implemented to tackle it.

 - Finance Committee – Consumer Banking

It is in charge of analyzing the financial evolution and the funding needs of companies devoted to the provision of financing to consumers, as well as analyzing the evolution of the credit portfolio.

Banco de Galicia y Buenos Aires S.A. considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:

 - Retail Banking Division

 - Wholesale Banking Division

 - Finance Division

 - Comprehensive Corporate Services Division

 - Organizational Development and Human Resources Division

 - Risk Management Division

 - Credit Division

 - Strategic Planning and Management Control Division

 - Customer’s Experience Division

Senior Management’s main duties are as follows:

- Ensure that the Bank’s activities are consistent with the business strategy, the policies approved by the Board of Directors and the risks to be assumed.

- Implement the necessary policies, procedures, processes and controls to manage operations and risks cautiously, meet the strategic goals set by the Board of Directors and ensure that the latter receives material, full and timely information so that it may assess management and analyze whether the responsibilities assigned are effectively fulfilled.

- Monitor the managers from different divisions, in line with the policies and procedures set by the Board of Directors and establish an effective internal control system.

Basic Holding Structure

Banco de Galicia y Buenos Aires S.A.’s majority shareholder is the Company, which has full control of its shares and votes. In turn, Banco de Galicia y Buenos Aires S.A. holds equity investments in supplementary companies as controlling company, as well as minority interests in companies whose controlling company is Grupo Financiero Galicia S.A. From a business point of view, this structure allows the Bank to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or occasional in nature, are fostered under the normal and usual market conditions and this is true when Banco de Galicia y Buenos Aires S.A. holds either a majority or minority interest. Grupo Financiero Galicia S.A.’s Board of Directors submits to the Shareholders’ Meeting’s vote which shall be the Company’s vote, in its capacity as controlling company, at Banco de Galicia y Buenos Aires’s Shareholders’ Meeting. The same method of transparency and information as to its controlled companies and the companies it owns a stake in is applied at the Bank’s Shareholders’ Meetings, which are always attended by directors and officers thereof and the Board of Directors always provides detailed information about the Company’s activities.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Business Conduct Policy and/or Code of Ethics

Banco de Galicia y Buenos Aires S.A. has a formally approved Code of Ethics that guides its policies and activities. It considers business objectivity and conflict of interest related aspects, and how the employee should act upon identifying a breach of the Code of Ethics, with the involvement of the Organizational Development and Human Resources Management.

Information Related to Personnel Economic Incentive Practices

The Human Resources Committee, composed of two (2) Directors, the Managing Director and the Organizational Development and Human Resources Division Manager, is in charge of establishing the compensation policy for Banco de Galicia y Buenos Aires S.A.’s personnel.

It is the policy of Banco de Galicia y Buenos Aires S.A. to manage the full compensation of its personnel based on the principles of fairness, meritocracy and justice, within the framework of the legal regulations in force.

The aim of this policy is to provide an objective and fair basis, through the design and implementation of tools for the management of the fixed and variable compensation paid to each employee, based on the scope and complexity of each position’s responsibilities, individual performance with regard to compliance thereof, contribution to the Bank’s results and conformity to market values, with the purpose of:

–	Attracting and creating loyalty with regard to quality personnel suitable for the achievement of the business strategy and goals.
–	Being an individual motivation means.
–	Easing the decentralized management of compensation administration.
–	Allowing the effective budget control of personnel costs.
–	Guaranteeing internal fairness.

In order to monitor and guarantee both external and internal fairness with regard to the payment of fixed and variable compensation, the Compensation area uses, and puts at the disposal of the Senior Management and the Human Resources Committee, market surveys published by consulting firms specialized in compensation issues, pursuant to the market positioning policies defined by the management division for the different corporate levels.

With the purpose of gearing individuals towards the achievement of attainable results that contribute to the global performance of the Bank/Area, and to the increase in motivation for the common attainment of goals, differentiating individual contribution, Banco de Galicia y Buenos Aires S.A. has different variable compensation systems:

1.	Business Incentives and/or Incentives through Commissions system for business areas.

2.       Annual Bonus System for management levels, officers and the rest of the employees who are not included in the business incentives system. The annual bonus is determined based on individual performance and Banco de Galicia y Buenos Aires S.A.’s results, and is paid in the first quarter of the next fiscal year. To determine the variable compensation for the senior management and middle management, the Bank uses the Management Performance Assessment System. This system has been designed to include both qualitative and quantitative K.P.I. (Key Performance Indicators). In particular, quantitative Key Performance Indicators are designed with respect to at least three minimum aspects:

–	Results.
–	Business volume or size.
–	Projections: Indicators that protect the business for the future (For example: Quality, internal and external customer satisfaction, risk coverage, work environment, etc.).

The significance or impact of each of them is monitored and adjusted yearly pursuant to the strategy approved by the Board of Directors.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The interaction among these three aspects seeks to make incentives related to results and growth consistent with the risk thresholds determined by the Board of Directors.

In turn, there is no deferred payment of variable compensation subject to the occurrence of future events or in the long term, taking into consideration that the business environment in the Argentine financial system is characterized by being mainly transactional, with lending and borrowing transactions with a very short seasoning term.

Annual budget and management control – the latter carried out monthly in a general manner and quarterly in a more detailed manner - include different risk ratios, including the ratio between compensation and risks undertaken.

Variable compensation is only paid in cash. There are no payments in shares.

Every change to this policy is submitted to Banco de Galicia y Buenos Aires S.A.’s Human Resources Committee for its consideration.

NOTE 37. PENALTIES IMPOSED ON BANCO DE GALICIA Y BUENOS AIRES S.A. AND SUMMARY PROCEEDINGS COMMENCED BY THE ARGENTINE CENTRAL BANK

Penalties Imposed on Banco de Galicia y Buenos Aires S.A. Existing as of March 31, 2016:

Argentine Central Bank’s Financial Summary Proceedings No. 1308. Penalty notification date: October 28, 2013. Reason for the imposition of the penalty: Alleged non-compliance with the regulations on prevention of money laundering, due to lack of files and of customers’ awareness. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $ 230; Daniel A. Llambías $ 220; Luis M. Ribaya $ 172; Antonio R. Garcés $ 169; Enrique M. Garda Olaciregui $ 126; Eduardo A. Fanciulli $ 126; Sergio Grinenco $ 120; Guillermo J. Pando $ 120; and Pablo Garat $ 70. Status of the proceedings: The individuals on whom penalties were imposed filed an administrative appeal against the aforementioned penalties, which is pending at the Division V of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

Argentine Central Bank’s Financial Summary Proceedings No. 1223 and 1226 (accumulated). Penalty notification date: November 15, 2013. Reason for the imposition of the penalty: Alleged non-compliance with Communiqué “A” 3426 and Communiqué “A” 3381 of the Argentine Central Bank, and alleged non-compliance with restrictions related to assistance to related customers. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $ 400; José H. Petrocelli $ 328; Luis M. Ribaya $ 328; Eduardo J. Zimermann $ 324; Antonio R. Garcés $ 400; Eduardo H. Arrobas $ 400; Daniel A. Llambías $ 400; Eduardo J. Escasany $ 260; Federico Braun $ 260; and Abel Ayerza $ 258. In the case of Messrs. Juan M. Etchegoyhen, Federico M. Caparrós Bosch, Jorge Grouman, Norberto R. Armando (deceased), Daniel Morgan (deceased), Luis O. Oddone, Ricardo A. Bertoglio (deceased), Norberto D. Corizzo and Adolfo H. Melian, warning penalty. Status of the proceedings: The individuals on whom penalties were imposed filed an administrative appeal against the aforementioned penalties, which is pending at the Division V of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

U.I.F.’s Summary Proceedings No. 68/09. Penalty notification date: February 25, 2010. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Act No. 25246. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $ 2,242; Eduardo A. Fanciulli $ 812; Enrique M. Garda Olaciregui $ 1,429. Status of the proceedings: The individuals on whom penalties were imposed filed a direct appeal against the aforementioned penalties, which is pending at the Division I of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: As of March 31, 2016 and December 31, 2015, a provision for $ 4,483 has been set up.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

U.I.F.’s Summary Proceedings No. 213/12. Penalty notification date: May 6, 2014. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in infringement of Act No. 25246, Section 24. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $ 324; Enrique M. Garda Olaciregui, Pablo M. Garat, Sergio Grinenco, Pablo Gutierrez, Guillermo J. Pando, Luis M. Ribaya and Antonio R. Garcés $ 324, jointly. Status of the proceedings: The individuals on whom penalties were imposed filed a direct appeal against the aforementioned penalties, which is pending at the Division III of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: As of March 31, 2016 and December 31, 2015, a provision for $ 648 has been set up.

Summary Proceedings Commenced by the Argentine Central Bank (with no Penalties) Pending as of March 31, 2016:

Summary Proceedings No. 5520, notified on October 10, 2013. Charges filed: Alleged infringement of Communiqué “A” 3471 and Communiqué “C” 35372 of the Argentine Central Bank with regard to the crediting, in favor of residents in Argentina, of different amounts from payments from abroad without registering foreign exchange transactions with regard to such residents. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., Héctor D’Alessandro and Mónica B. Patricelli.

Summary Proceedings No. 6075, notified on January 26, 2015. Charges filed: Alleged infringement of Communiqué “A” 4940, “A” 4662 and “C” 51232 of the Argentine Central Bank upon carrying out eight foreign exchange transactions. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., Alejandro Antonelli, Sergio Lenzuen, Daniel B. Toloza, Ignacio J. Castro, José A. Petracca, Juan C. Litardo, Laura C. Cifala, Marcela R. Skrebutenas, María J. Baldatti, María V. Lema, Marina A. de Sierra, Matías L. Alvarez, Matías N. Abate, María B. Troitiño, Natalia Bortoli, Alejandro Schlimovich Ricciardi and Sandra P. Jaleh Camin.

Argentine Central Bank’s Financial Summary Proceedings 1454 – Record 101059/14, notified on September 16, 2015. Charges filed: Alleged infringement of Argentine Central Bank’s Communiqué “A” 5640. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., Sergio Grinenco, Pablo Gutierrez, Pablo M. Garat, Ignacio Abel Gonzalez, Guillermo J. Pando, Luis M. Ribaya, Raúl H. Seoane, Ignacio H. Villa Del Prat, Juan Agustín Nuñez, Ariel F. Phoyu, Walter R. Buono, Eduardo S. Coscueta, Sebastián Torriti and Jorge L. García. On September 30, 2015, a defense was filed with the Argentine Central Bank.

Summary Proceedings No. 6669. Notification date: December 29, 2015. Charges filed: Alleged commitment of the crimes set forth in Section 1, Subsection C), e) and f) of Law No. 19359 integrated into Argentine Central Bank’s Communiqué “A” 3471, 3826 and 5264. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., María José Baldatti de Iorio and Laura Cecilia Cifala.

Summary Proceedings No. 6681. Notification date: December 30, 2015. Charges filed: Alleged commitment of the crimes set forth in Section 1, Subsection C), e) and f) of Law No. 10959 integrated into point 1 of Communiqué “A” 5397 and 4.1 of Communiqué “A” 5264. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., María José Baldatti de Iorio, Roberto Fernandez and María Soledad Paz.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 38. SUBSEQUENT EVENTS

Cobranzas y Servicios S.A.

On March 31, 2016, the General Ordinary and Extraordinary Shareholders’ Meeting approved a distribution of cash dividends amounting to $ 52,000. This took place during April 2016.

Tarjetas Regionales S.A.

On April 4, 2016, the General Ordinary and Extraordinary Shareholders’ Meeting approved a distribution of cash dividends amounting to $ 210,000.

Galicia Warrants S.A.

On April 12, 2016, the General Ordinary and Extraordinary Shareholders’ Meeting approved a distribution of cash dividends amounting to $ 20,000.

Compañía Financiera Argentina S.A.

On April 21, 2016, the General Ordinary and Extraordinary Shareholders’ Meeting approved a distribution of cash dividends amounting to $ 300,000 subject to the Argentine Central Bank’s authorization.

Banco de Galicia y Buenos Aires S.A.

The Shareholders’ Meeting held on April 26, 2016, resolved, pursuant to the rules and regulations in force, to allocate Unappropriated Retained Earnings as of December 31, 2015, as follows:

$

- To Legal Reserve:	782,584

- To Discretionary Reserve for Future Distributions of Profits	3,130,335

GRUPO FINANCIERO GALICIA S.A.

BALANCE SHEET

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

Figures Stated in Thousands of Pesos ($)

	Notes	Schedules	03.31.16	12.31.15
Assets
Current Assets
Cash and Due from Banks	2 and 11		580	799
Investments	9 and 11	D and G	88,631	22,113
Other Receivables	3, 9 and 11	E and G	58,962	48,441
Total Current Assets			148,173	71,353
Non-current Assets
Other Receivables	3, 9, 11 and 13	E and G	164,928	143,372
Investments	9	B and C	16,094,431	14,830,138
Fixed Assets		A	181	216
Total Non-current Assets			16,259,540	14,973,726
Total Assets			16,407,713	15,045,079
Liabilities
Current Liabilities
Financial Debt	4, 9 and 15		244,496	164,523
Salaries and Social Security Contributions	5 and 9		983	2,047
Tax Liabilities	6 and 9		52,369	38,432
Other Liabilities	7, 9 and 11	G	6,970	7,205
Total Current Liabilities			304,818	212,207
Non-current Liabilities
Financial Debt	4, 9 and 15		269,845	348,045
Other Liabilities	7 and 9		6	6
Total Non-current Liabilities			269,851	348,051
Total Liabilities			574,669	560,258
Shareholders’ Equity (per Related Statement)			15,833,044	14,484,821
Total Liabilities and Shareholders’ Equity			16,407,713	15,045,079

The accompanying Notes 1 to 16 and Schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

	Notes	Schedules	03.31.16	03.31.15
Net Income on Investments in Related Institutions			1,372,544	987,084
Administrative Expenses	11	H	(11,615)	(5,433)
Financial and Holding Loss	11		(15,673)	(22,493)
Generated by Assets			21,754	3,664
Interest
On Special Checking Account Deposits			-	1
On Mutual Funds			776	502
On Time Deposits			9	6
Income / Loss from Government and Corporate Securities			2,823	-
Foreign Exchange Income			18,146	3,155
Generated by Liabilities			(37,427)	(26,157)
Interest
On Financial Debt	(*)		(36,525)	(26,074)
Foreign Exchange Loss			(902)	(83)
Other Income and Expenses - Income / (Loss)			2,967	(757)
Net Income before Income Tax			1,348,223	958,401
Income Tax	13		-	-
Net Income for the Period	14		1,348,223	958,401

(*) Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

The accompanying Notes 1 to 16 and Schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Item	Shareholders’ Contributions (*)					Retained Earnings (**)			Total Shareholders’ Equity
	Capital Stock	Capital Adjustment	Premium for Negotiation of Shares in Own Portfolio	Additional Paid-in Capital	Total	Legal Reserve	Discretionary Reserve	Unappropriated Retained Earnings
Balances as of 12.31.14	1,300,265	278,131	606	218,990	1,797,992	291,248	4,819,394	3,337,790	10,246,424
Income for the Period	-	-	-	-	-	-	-	958,401	958,401
Balances as of 03.31.15	1,300,265	278,131	606	218,990	1,797,992	291,248	4,819,394	4,296,191	11,204,825

Balances as of 12.31.15	1,300,265	278,131	606	218,990	1,797,992	315,680	8,032,752	4,338,397	14,484,821
Income for the Period	-	-	-	-	-	-	-	1,348,223	1,348,223
Balances as of 03.31.16	1,300,265	278,131	606	218,990	1,797,992	315,680	8,032,752	5,686,620	15,833,044

  (*) See Note 8.

  (**) See Notes 12 and 16.

The accompanying Notes 1 to 16 and Schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

STATEMENT OF CASH FLOWS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

	Notes	03.31.16	03.31.15
Changes in Cash
Cash at Beginning of Fiscal Year	1.I	22,912	10,188
Cash at Period-end	1.I	89,211	28,390
Net Increase in Cash		66,299	18,202
Causes for Changes in Cash
Operating Activities
Collections for Services		3,258	-
Payments to Suppliers of Goods and Services		(10,233)	(4,314)
Personnel Salaries and Social Security Contributions		(2,988)	(1,490)
Payments of Other Taxes		(2,171)	(756)
Collections for Other Operating Activities, Net		339	249
Net Cash Flow Used in Operating Activities		(11,795)	(6,311)
Investing Activities
Collection of Dividends		104,500	47,839
Collections for Sale of Fixed Assets		210	-
Net Cash Flow Provided by Investing Activities		104,710	47,839
Financing Activities
Payments of Interest, Net		(26,616)	(23,326)
Net Cash Flow Used in Financing Activities		(26,616)	(23,326)
Net Increase in Cash		66,299	18,202

The accompanying Notes 1 to 16 and Schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

These financial statements have been stated in thousands of Argentine Pesos and prepared in accordance with disclosure and valuation accounting standards contained in the Technical Pronouncements issued by the F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 1 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company’s management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period/fiscal year. The Company’s Management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made as of the date that these financial statements were prepared may differ from the situations, events and/or circumstances that may finally occur in the future.

On March 25, 2003, the Argentine National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as of March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the Argentine Institute of Statistics and Census (I.N.D.E.C.).

The most significant accounting policies used in preparing the Financial Statements are listed below:

A. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

B. ASSETS AND LIABILITIES IN FOREIGN CURRENCY (U.S. DOLLARS)

The assets and liabilities in foreign currency were stated at the U.S. Dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of the period/fiscal year.

Interest receivable or payable has been accrued, where applicable.

C. INVESTMENTS

C.1. Current

Time and special checking account deposits have been measured at their face value, plus accrued interest at period/fiscal year-end.

Argentine mutual fund units have been valued at period/fiscal year-end closing price.

The investments in instruments issued by the Argentine Central Bank have been measured at their face value plus accrued interest through the closing date of the period.

C.2. Non-current

The equity investments in companies are recognized using the equity method as of period/fiscal year-end.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The consolidated financial statements of Sudamericana Holding S.A. have been prepared pursuant to the regulations of the Argentine Superintendent of Insurance (S.S.N.), which differ from Argentine GAAP in certain aspects. Nevertheless, this departure has not produced a significant effect on the financial statements of the Company.

The equity investments in Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. have been recognized using the equity method, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 1.15. to the consolidated financial statements from Argentine GAAP.

D. GOODWILL

Goodwill resulting from the acquisition of shares in other companies, which is recorded under “Investments”, has been valued at its acquisition cost, net of the corresponding accumulated amortization, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, with an amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at period/fiscal year-end.

E. FIXED ASSETS

Fixed Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software and furniture and fixtures. See Schedule A.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at period/fiscal year-end.

F. FINANCIAL DEBT

Financial debt has been valued pursuant to the amount of money received, plus the accrued portion of interest as of period/fiscal year-end.

G. INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (see Note 13 to the financial statements). Due to the unlikelihood that future taxable income may be enough to absorb tax loss carry-forwards, the Company has established an allowance for impairment of value with regard to such income and has not recorded tax loss carry-forwards. See Schedule E.

The Company determines the minimum presumed income tax at the effective rate of 1% of the computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year shall be determined by the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The Company has set up a provision for the minimum presumed income tax credit accrued during this period and the previous fiscal year, for $ 5,326 and $ 4,497, respectively, since its recovery is not likely at the issuance date of these financial statements. See Schedule E.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

H. SHAREHOLDERS’ EQUITY

H.1. Activity in the Shareholders’ Equity accounts has been restated as mentioned in paragraphs three and four of this Note.

The “Subscribed and Paid-in Capital” account has been stated at its face value and at the value of the contributions in the currency value of the fiscal year in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the “Capital Adjustment” account.

H.2. Income and Expense Accounts

The results of operations for each period are presented in the period in which they accrue.

I. STATEMENT OF CASH FLOWS

“Cash and Due from Banks”, investments and receivables held with the purpose of complying with the short-term commitments undertaken, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	Notes	Schedules	03.31.16	12.31.15
Cash and Due from Banks	2		580	799
Investments		D and G	88,631	22,113
Total			89,211	22,912

NOTE 2. CASH AND DUE FROM BANKS

As of March 31, 2016 and December 31, 2015, the breakdown of the account was as follows:

	Notes	Schedules	03.31.16	12.31.15
Cash			21	14
Due from Banks – Checking Accounts	11		559	785
Total			580	799

NOTE 3. OTHER RECEIVABLES

As of March 31, 2016 and December 31, 2015, the breakdown of the account was as follows:

Current	Notes	Schedules	03.31.16	12.31.15
Tax Credits			1,174	1,779
Miscellaneous Receivables
Recoverable Expenses			54,756	40,688
Promissory Notes Receivable	11	G	4,633	8,224
Sundry Debtors			136	197
Prepaid Expenses			591	45
Others			301	-
Allowance for Impairment of Value of Miscellaneous Receivables		E	(2,629)	(2,492)
Total			58,962	48,441

Non-current	Notes	Schedules	03.31.16	12.31.15
Tax Credits
Minimum Presumed Income Tax Receivables	1.G.		5,326	4,497
Allowance for Impairment of Value of Minimum Presumed Income Tax Receivables	1.G.	E	(5,326)	(4,497)
Deferred Tax Asset	13		110,630	114,790
Allowance for Impairment of Value of Deferred Tax Asset	13	E	(110,630)	(114,790)
Promissory Notes Receivable	11	G	164,924	143,367
Prepaid Expenses			4	5
Total			164,928	143,372

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 4. FINANCIAL DEBT

As of March 31, 2016 and December 31, 2015, the breakdown of the account was as follows:

Current	Notes	Schedules	03.31.16	12.31.15
Notes	15		244,496	164,523
Total			244,496	164,523

Non-current	Notes	Schedules	03.31.16	12.31.15
Notes	15		269,845	348,045
Total			269,845	348,045

NOTE 5. SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

As of March 31, 2016 and December 31, 2015, the breakdown of the account was as follows:

Current	Notes	Schedules	03.31.16	12.31.15
Argentine Integrated Social Security System (S.I.P.A.)			108	155
Provision for Bonuses			25	435
Provision for Retirement Insurance			450	650
Provision for Directors’ Fees			259	803
Provision for Annual Salary Bonus (S.A.C.)			138	-
Others			3	4
Total			983	2,047

NOTE 6. TAX LIABILITIES

As of March 31, 2016 and December 31, 2015, the breakdown of the account was as follows:

Current	Notes	Schedules	03.31.16	12.31.15
Income Tax – Withholdings to Be Deposited			73	145
Provision for Tax on Personal Property – Substitute Taxpayer			52,264	38,196
Provision for Turnover Tax			32	91
Total			52,369	38,432

NOTE 7. OTHER LIABILITIES

As of March 31, 2016 and December 31, 2015, the breakdown of the account was as follows:

Current	Notes	Schedules	03.31.16	12.31.15
Sundry Creditors			265	1,058
Provision for Expenses	11	G	6,702	6,144
Guarantee Deposit of Directors			3	3
Total			6,970	7,205

Non-current	Notes	Schedules	03.31.16	12.31.15
Guarantee Deposit of Directors			6	6
Total			6	6

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 8. CAPITAL STATUS

The capital status as of March 31, 2016, December 31, 2015 and 2014 was as follows:

Capital Stock	Face Value			Restated at Constant Currency
	Subscribed	Paid-in	Registered
Balances as of 12.31.14	1,300,265	1,300,265	1,300,265	1,578,396
Balances as of 12.31.15	1,300,265	1,300,265	1,300,265	1,578,396
Balances as of 03.31.16	1,300,265	1,300,265	1,300,265	1,578,396

NOTE 9. ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS

As of March 31, 2016, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was as follows:

	Investments	Other Receivables	Financial Debt	Salaries and Social Security Contributions	Tax Liabilities	Other Liabilities
1st Quarter (*)	88,631	53,444	166,296	983	52,369	6,970
2nd Quarter (*)	-	4,940	-	-	-	-
3rd Quarter (*)	-	574	-	-	-	-
4th Quarter (*)	-	4	78,200	-	-	-
After One Year (*)	-	164,928	269,845	-	-	6
Subtotal Falling Due	88,631	223,890	514,341	983	52,369	6,976
No Set Due Date	16,094,431	-	-	-	-	-
Total	16,183,062	223,890	514,341	983	52,369	6,976
Non-interest Bearing	16,094,537	54,333	-	983	52,369	6,976
At Variable Rate	2,391	169,557	514,341	-	-	-
At Fixed Rate	86,134	-	-	-	-	-
Total	16,183,062	223,890	514,341	983	52,369	6,976

(*) From the closing date of these financial statements.

NOTE 10. EQUITY INVESTMENTS

The breakdown of the Company’s direct equity investments as of period/fiscal year-end was as follows:

Information as of:	03.31.16
Issuing Company	Direct Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A.	Ordinary(*)	562,326,651	100.00000	100.00000
Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.00000	3.00000
Galicia Administradora de Fondos S.A.	Ordinary	19,000	95.00000	95.00000
Galicia Warrants S.A.	Ordinary	875,000	87.50000	87.50000
Net Investment S.A.	Ordinary	10,500	87.50000	87.50000
Sudamericana Holding S.A.	Ordinary	162,447	87.50034	87.50034

(*) Ordinary shares “A” and “B”.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	12.31.15
Issuing Company	Direct Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A.	Ordinary(*)	562,326,651	100.00000	100.00000
Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.00000	3.00000
Galicia Administradora de Fondos S.A.	Ordinary	19,000	95.00000	95.00000
Galicia Warrants S.A.	Ordinary	875,000	87.50000	87.50000
Net Investment S.A.	Ordinary	10,500	87.50000	87.50000
Sudamericana Holding S.A.	Ordinary	162,447	87.50034	87.50034

(*) Ordinary shares “A” and “B”.

The financial position and results of operations of the companies in which Grupo Financiero Galicia S.A. holds a direct equity investment as of period/fiscal year-end are as follows:

Information as of:	03.31.16
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	156,385,522	141,427,126	14,958,396	1,146,225
Compañía Financiera Argentina S.A.	4,228,903	2,926,014	1,302,889	52,939
Galicia Administradora de Fondos S.A.	96,866	55,437	41,429	31,544
Galicia Warrants S.A.	92,424	41,464	50,960	4,539
Net Investment S.A.	229	7	222	12
Sudamericana Holding S.A.(*)	845,657	10,867	834,790	189,181

(*) Income for the 3-month period as of March 31, 2016.

Information as of:	12.31.15			03.31.15
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	138,712,123	124,899,954	13,812,169	880,960
Compañía Financiera Argentina S.A.	3,748,000	2,498,053	1,249,947	26,798
Galicia Administradora de Fondos S.A.	168,857	48,972	119,885	18,889
Galicia Warrants S.A.	90,935	44,513	46,422	2,891
Net Investment S.A.	217	7	210	5
Sudamericana Holding S.A. (*)	656,846	11,235	645,611	74,691

(*) Income for the 3-month period as of March 31, 2015.

NOTE 11. SECTION 33 OF LAW 19550 – GENERAL CORPORATIONS LAW

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

BANCO DE GALICIA Y BUENOS AIRES S.A.

Assets	Notes	Schedules	03.31.16	12.31.15
Cash and Due from Banks – Checking Accounts	2		547	767
Investments – Special Checking Account		D	106	95
Other Receivables – Promissory Notes Receivable	3	G	169,557	151,591
Total			170,210	152,453

Liabilities	Notes	Schedules	03.31.16	12.31.15
Other Liabilities – Provision for Expenses	7		333	329
Total			333	329

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Income	Notes	Schedules	03.31.16	03.31.15
Financial Income – Interest on Promissory Notes Receivable			4,807	2,585
Total			4,807	2,585

Expenses	Notes	Schedules	03.31.16	03.31.15
Administrative Expenses		H
Other Operating Expenses			996	958
Other Expenses			11	12
Financial Expenses – Interest on Financial Debt			144	499
Total			1,151	1,469

NOTE 12. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the General Corporations Law, the Corporate Bylaws and Resolution No. 368/2001 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

NOTE 13. INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets	Tax Loss Carry- forwards	Other Receivables	Allowances	Other Liabilities	Total
Balances as of 12.31.14	89,825	3,015	1,182	148	94,170
Charge to Income	25,040	1,760	564	-	27,364
Expiration of Tax Loss Carry-forwards	(6,662)	-	-	-	(6,662)
Others	(83)	-	-	17	(66)
Balances as of 12.31.15	108,120	4,775	1,746	165	114,806
Charge to Income	5,101	255	338	-	5,694
Expiration of Tax Loss Carry-forwards	(9,822)	-	-	-	(9,822)
Balances as of 03.31.16	103,399	5,030	2,084	165	110,678

Liabilities	Fixed Assets	Total
Balances as of 12.31.14	22	22
Charge to Income	12	12
Others	(18)	(18)
Balances as of 12.31.15	16	16
Charge to Income	32	32
Balances as of 03.31.16	48	48

Net deferred tax assets as of March 31, 2016 and December 31, 2015 amount to $ 110,630 and $ 114,790, respectively.

A provision for the deferred tax asset has been fully recorded, since it is assumed that the recovery thereof is not likely at the issuance date of these financial statements. See Schedule E.

Tax loss carry-forwards recorded by the Company, pending use, amount to approximately $ 295,426, pursuant to the following breakdown:

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Year of Generation	Amount	Year Due	Deferred Tax Assets
2012	37,359	2017	13,076
2013	110,306	2018	38,607
2014	61,643	2019	21,575
2015	71,544	2020	25,040
2016	14,574	2021	5,101
Balances as of 03.31.16	295,426		103,399

The classification of net deferred tax assets and liabilities recorded in accordance with their expected term of turn-around is shown in Note 9.

The following table shows the reconciliation of income tax charged to income to that which would result from applying the tax rate in force to the book income before tax:

	03.31.16	03.31.15
Book Income Before Income Tax	1,348,223	958,401
Income Tax Rate in Force	35%	35%
Result for the Period at the Tax Rate	471,878	335,440
Permanent Differences at the Tax Rate
Increase in Income Tax
Expenses not Included in Tax Return	1,539	958
Other Causes	845	846
Decrease in Income Tax
Loss on Investments in Related Institutions	(479,924)	(345,936)
Allowance for Impairment of Value (Schedule E)	5,662	8,692
Total Income Tax Charge Recorded	-	-

The following table shows the reconciliation of tax charged to income to tax determined for the period for tax purposes:

	03.31.16	03.31.15
Total Income Tax Charge Recorded	-	-
Temporary Differences
Variation in Deferred Tax Assets	5,694	8,695
Variation in Deferred Tax Liabilities	(32)	(3)
Allowance for Impairment of Value (Schedule E)	(5,662)	(8,692)
Total Tax Determined for Tax Purposes	-	-

NOTE 14. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of March 31, 2016 and 2015:

	03.31.16	03.31.15
Income for the Period	1,348,223	958,401
Outstanding Ordinary Shares Weighted Average	1,300,265	1,300,265
Diluted Ordinary Shares Weighted Average	1,300,265	1,300,265
Earnings per Ordinary Share (*)
Basic	1.0369	0.7371
Diluted	1.0369	0.7371

(*) Figures stated in Pesos.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 15. GLOBAL PROGRAM FOR THE ISSUANCE OF NOTES

On March 9, 2009, the General Ordinary Shareholders’ Meeting approved the creation of a Global Program for the Issuance of Simple Notes, not convertible into shares. Such Notes may be short-, mid- and/or long-term, secured or unsecured, peso-denominated, dollar-denominated or denominated in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$ 60,000 (sixty million U.S. Dollars) or the equivalent thereof in another currency.

The maximum term of the program shall be five years as from the date the program is authorized by the C.N.V., or for any longer term authorized pursuant to regulations in force.

Apart from that, the Notes may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the Program is outstanding, with the possibility to reissue the amortized classes and/or series without exceeding the Program’s total amount, and notwithstanding the fact that the maturity dates of the different classes and/or series issued occur after the Program’s expiration date, with amortization terms not shorter than the minimum term or longer than the maximum term permitted by the regulations set forth by the C.N.V., among other terms.

By means of Resolution No. 16113 dated April 29, 2009, the C.N.V. decided to authorize, with certain conditions, the creation of the Global Program. Such conditions were released on May 8, 2009.

The Shareholders’ Meeting held on April 14, 2010 approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Notes, which was later confirmed by the Company’s Shareholders’ Meeting held on August 2, 2012.

On February 27, 2013, the Company’s Board of Directors approved proceedings to begin to increase the amount of the program. On April 25, 2013, the C.N.V. authorized an increase in the maximum amount of the issuance of Simple notes under the Global Program, not convertible into shares, for up to a F.V. of US$ 100,000 or its equivalent in other currencies.

On May 8, 2014, through Resolution No. 17343, the C.N.V. decided to authorize the extension of the term of the Global Program for five (5) years.

On July 27, 2015, Grupo Financiero Galicia S.A. issued Class VII Notes for a total amount of $ 160,000, maturing on July 27, 2017. Such Notes shall accrue interest at an annual nominal fixed rate of 27% during the first nine months and at a variable rate of BADLAR plus a nominal annual 4.25% rate for the following 15 months. Interest shall be paid on a quarterly basis, since October 27, 2015, and amortization shall be paid in one installment upon maturity.

As of March 31, 2016 and December 31, 2015, the following Notes issued in Pesos were outstanding:

Class	F.V. Amount	Term	Maturity Date	Interest Rate	Book Value $
					03.31.16	12.31.15
V Series II	$78,200	36 months	01.31.17	Variable Badlar + 5.25%	82,389	82,002
VI Series I(1)	$140,155	18 months	04.23.16	Variable Badlar + 3.25%	148,100	147,255
VI Series II	$109,845	36 months	10.23.17	Variable Badlar + 4.25%	116,276	115,617
VII	$160,000	24 months	07.27.17	(2)	167,576	167,694

(1) Subsequent to period-end, Grupo Financiero Galicia S.A. settled Notes Series I of Class VI. (2) Annual nominal 27% fixed rate during the first nine months, and variable BADLAR plus a nominal annual 4.25% rate for the following 15 months.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The net proceeds arising from the placement of the Notes were used in working capital in the Argentine Republic and/or refinancing liabilities and/or payment of capital contributions to controlled or affiliated companies, giving priority to a better fund management and to enhance returns deriving from the issuance, in compliance with the provisions set forth in Section 36 of Notes Law.

The working capital concept may include, in the case of the Company, among others, investments in affiliated companies, financial investments such as time deposits, financial placements, mutual funds and cash and due from banks.

NOTE 16. SUBSEQUENT EVENTS

The General Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2016 resolved, pursuant to the rules and regulations in force, to allocate Unappropriated Retained Earnings as of December 31, 2015, as follows:

- To Cash Dividends	$	150,000
- To Discretionary Reserve	$	4,188,397

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – FIXED ASSETS AND INVESTMENTS IN ASSETS OF A SIMILAR NATURE

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Main Account	At Beginning of Fiscal Year	Increases	Decreases	Balance at Period- end	Depreciation(*)					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount for the Period/Fiscal Year	Accumulated at Period-end
Furniture and Fixtures	2	-	-	2	1	-	20	-	1	1	1
Machines and Equipment	696	-	-	696	531	-	20	27	558	138	165
Vehicles	108	-	108	-	107	108	20	1	-	-	1
Hardware	167	-	-	167	118	-	20	7	125	42	49
Totals as of 03.31.16	973	-	108	865	757	108		35	684	181	-
Totals as of 12.31.15	973	-	-	973	576	-		181	757	-	216

(*) See Note 1.E

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B – GOODWILL

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Main Account	At Beginning of Fiscal Year	Increases	Decreases	Balance at Period- end	Amortization(*)					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount for the Period/Fiscal Year	Accumulated at Period-end
Goodwill (Schedule C)	43,052	-	-	43,052	27,736	-	10	2,419	30,155	12,897	15,316
Totals as of 03.31.16	43,052	-	-	43,052	27,736	-		2,419	30,155	12,897	-
Totals as of 12.31.15	43,052	-	-	43,052	18,062	-		9,674	27,736	-	15,316

(*) See Note 1.D.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Issuance and Characteristics of the Securities	Class	Face Value	Amount	Acquisition Cost	Market Price	Equity Method	Book Value as of 03.31.16	Book Value as of 12.31.15
Non-current Investments
Corporations. Section 33 of Law No. 19550:
Companies subject to Direct and Indirect Control (*)
Banco de Galicia y Buenos Aires S.A.	Ord. “A”	0.001	101
	Ord. “B”	0.001	562,326,550
			562,326,651	3,384,304	-	15,233,810	15,233,810	14,063,703
	Goodwill (**)			43,052	-	-	12,897	15,316
Compañía Financiera Argentina S.A.	Ordinary	0.001	16,726,875	25,669	-	39,102	39,102	37,499
Galicia Administradora de Fondos Comunes de Inversión S.A.	Ordinary	0.001	19,000	39,481	-	39,357	39,357	113,890
Galicia Warrants S.A.	Ordinary	0.001	875,000	11,829	-	44,591	44,591	40,619
Net Investment S.A.	Ordinary	0.001	10,500	22,341	-	194	194	184
Sudamericana Holding S.A.	Ordinary	0.001	162,447	42,918	-	724,480	724,480	558,927
Total Non-current Investments				3,569,594	-	16,081,534	16,094,431	14,830,138

(*) See Note 10. (**) See Schedule B.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS (CONTINUED)

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Issuance and Characteristics of the Securities	Information on the Issuing Companies Latest Financial Statements (*)
	Principal Line of Business	Date	Capital Stock	Net Income	Shareholders’ Equity	Percentage of Equity Held in the Capital Stock
Non-current Investments
Corporations. Section 33 of Law No. 19550:
Companies subject to Direct and Indirect Control
Banco de Galicia y Buenos Aires S.A.	Financial Activities	03.31.16	562,327	1,146,225	14,958,396	100.00000
Compañía Financiera Argentina S.A.	Financial Activities	03.31.16	557,563	52,939	1,302,889	3.00000
Galicia Administradora de Fondos S.A.	Administration of Mutual Funds	03.31.16	20	31,544	41,429	95.00000
Galicia Warrants S.A.	Issuance of Warrants	03.31.16	1,000	4,539	50,960	87.50000
Net Investment S.A.	Information Technology	03.31.16	12	12	222	87.50000
Sudamericana Holding S.A. (**)	Financial and Investment Activities	03.31.16	186	446,024	834,790	87.50034

(*) See Note 10. (**) For the nine-month period ended March 31, 2016.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE D – OTHER INVESTMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Main Account and Characteristics	Notes	Schedule	03.31.16	12.31.15
Current Investments (*)
Deposits in Special Checking Accounts	11	G	1,832	12,086
Mutual Funds			2,391	9,905
Time Deposits			130	122
Instruments Issued by the Argentine Central Bank (Peso-denominated Lebac Due 04-13-2016)			84,278	-
Total			88,631	22,113

(*) Include accrued interest, if applicable.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE E – ALLOWANCES

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Accounts	Balances at Beginning of Fiscal Year	Increases	Decreases	Balances at Period/Fiscal Year-end	Balances at the Previous Fiscal Year-end
Deducted from Assets
Impairment of Value of Deferred Tax Asset	114,790	5,662	9,822	110,630	114,790
Impairment of Value of Miscellaneous Receivables	2,492	137	-	2,629	2,492
Impairment of Value of Minimum Presumed Income Tax Receivables	4,497	829	-	5,326	4,497
Total as of 03.31.16	121,779	6,628	9,822	118,585
Total as of 12.31.15	99,525	28,916	6,662	-	121,779

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE G – FOREIGN CURRENCY ASSETS AND LIABILITIES

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Accounts	Amount and Type of Foreign Currency		Exchange Rate	Amount in Argentine Pesos ($) as of 03.31.16	Amount and Type of Foreign Currency		Amount in Argentine Pesos ($) as of 12.31.15
Assets
Current Assets
Investments
Deposits in Special Checking Accounts	US$	125.61	14.5817	1,831	US$	929.21	12,085
Other Receivables
Promissory Notes Receivable	US$	317.72	14.5817	4,633	US$	632.36	8,224
Total Current Assets				6,464			20,309
Non-current Assets
Other Receivables
Promissory Notes Receivable	US$	11,310.35	14.5817	164,924	US$	11,024.03	143,367
Total Non-current Assets				164,924			143,367
Total Assets				171,388			163,676
Liabilities
Current Liabilities
Other Liabilities
Suppliers	US$	17.64	14.5817	257	US$	80.77	1,050
Provision for Expenses	US$	402.29	14.5817	5,866	US$	441.70	5,744
Total Current Liabilities				6,123			6,794
Total Liabilities				6,123			6,794

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE H – INFORMATION REQUIRED BY SECTION 64, SUBSECTION B) OF LAW NO. 19550

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

	Total as of 03.31.16	Administrative Expenses	Total as of 03.31.15
Personnel Expenses	3,162	3,162	1,718
Directors’ and Syndics’ Fees	3,815	3,815	669
Other Fees	1,733	1,733	1,288
Taxes	2,119	2,119	966
Depreciation of Fixed Assets	35	35	46
Other Operating Expenses (*)	221	221	86
Others (*)	471	471	591
Expenses Corresponding to the “Global Program for the Issuance of Notes”	59	59	69
Totals	11,615	11,615	5,433

(*) Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

I. GENERAL ISSUES REGARDING THE COMPANY’S ACTIVITIES:

1. SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS.

None.

2. SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE FISCAL YEARS.

None.

3. CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES ACCORDING TO THEIR ESTIMATED COLLECTION OR PAYMENT TERM.

Receivables: See Note 9 to the financial statements.

Debts: See Note 9 to the financial statements.

4. CLASSIFICATION OF RECEIVABLES AND DEBTS IN SUCH A MANNER THAT ALLOWS KNOWING THE FINANCIAL EFFECTS OF THEIR MAINTENANCE.

Receivables: See Notes 1.A., 1.B. and 9 and Schedule G to the financial statements.

Debts: See Notes 1.A., 1.B. and 9 and Schedule G to the financial statements.

5. BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS – SECTION 33 OF LAW No. 19550, BOTH IN THE CAPITAL STOCK AND THE TOTAL VOTES. DEBIT AND/OR CREDIT BALANCES BY COMPANY AND CONSIDERED IN THE MANNER SET FORTH IN THE AFOREMENTIONED ITEMS 3 AND 4.

See Notes 9, 10 and 11, and Schedule C to the financial statements.

6. RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE.

As of March 31, 2016 and December 31, 2015, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

II. PHYSICAL INVENTORY OF INVENTORIES:

7. FREQUENCY AND SCOPE OF THE PHYSICAL INVENTORIES OF INVENTORIES.

As of March 31, 2016 and December 31, 2015, the Company did not have any inventories.

III. CURRENT VALUES:

8. SOURCES OF THE INFORMATION USED FOR CALCULATING CURRENT VALUES FOR THE ASSESSMENT OF INVENTORIES, FIXED ASSETS AND OTHER SIGNIFICANT ASSETS.

See Notes 1.C., 1.D. and 1.E. to the financial statements.

9. FIXED ASSETS THAT HAVE BEEN TECHNICALLY APPRAISED.

As of March 31, 2016 and December 31, 2015, the Company did not have any fixed assets that have been technically appraised. See Schedule A.

10. FIXED ASSETS NOT USED BECAUSE THEY ARE OBSOLETE.

As of March 31, 2016 and December 31, 2015, the Company did not have any obsolete fixed assets which have a book value. See Schedule A.

IV. EQUITY INVESTMENTS:

11. EQUITY INVESTMENTS IN EXCESS OF WHAT IS SET FORTH BY SECTION 31 OF LAW No. 19550 AND PLANS FOR THE REGULARIZATION OF THIS SITUATION.

The Company is engaged in financial and investment activities, therefore the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

V. RECOVERABLE VALUES:

12. CRITERIA FOLLOWED TO DETERMINE THE SIGNIFICANT RECOVERABLE VALUES OF INVENTORIES, FIXED ASSETS AND OTHER ASSETS, USED AS LIMIT FOR THEIR RESPECTIVE ACCOUNTING VALUATIONS.

As of March 31, 2016 and December 31, 2015, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in taking their value-in-use, based on the possibility of absorbing future depreciation charges with the profits reported by it.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

VI. INSURANCE:

13. INSURANCE POLICIES FOR TANGIBLE ASSETS.

As of March 31, 2016 and December 31, 2015, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount as of 03.31.16	Book Value as of 03.31.16	Book Value as of 12.31.15
Vehicles	Theft, Robbery, Fire or Total Loss	-	-	1

VII. POSITIVE AND NEGATIVE CONTINGENCIES:

14. ELEMENTS USED FOR THE CALCULATION OF PROVISIONS, THE BALANCES OF WHICH, EITHER TAKEN INTO CONSIDERATION INDIVIDUALLY OR JOINTLY, EXCEED TWO PER CENT (2%) OF SHAREHOLDERS’ EQUITY.

None.

15. CONTINGENCIES WHICH, AT THE DATE OF THE FINANCIAL STATEMENTS, ARE NOT OF REMOTE OCCURRENCE, THE EFFECTS OF WHICH ON SHAREHOLDERS’ EQUITY HAVE NOT BEEN GIVEN ACCOUNTING RECOGNITION. IT SHOULD BE STATED WHETHER THE LACK OF ACCOUNTING RECOGNITION IS BASED ON THE LIKELIHOOD OF OCCURRENCE OR ON THE DIFFICULTY TO ANALYZE SUCH EFFECTS.

As of March 31, 2016 and December 31, 2015, there were no contingencies which are not of remote occurrence and the effects of which on Shareholders’ Equity have not been given accounting recognition.

VIII. IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS:

16. STATUS OF CAPITALIZATION ARRANGEMENTS.

As of March 31, 2016 and December 31, 2015, there were no irrevocable contributions towards future share subscriptions.

17. CUMULATIVE UNPAID DIVIDENDS ON PREFERRED SHARES.

As of March 31, 2016 and December 31, 2015, there were no cumulative unpaid dividends on preferred shares.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

18. CONDITIONS, CIRCUMSTANCES OR TERMS FOR THE TERMINATION OF THE RESTRICTIONS ON THE DISTRIBUTION OF UNAPPROPRIATED RETAINED EARNINGS, INCLUDING THOSE ORIGINATED DUE TO THE USE OF THE LEGAL RESERVE FOR THE ABSORPTION OF LOSSES WHICH ARE STILL PENDING REIMBURSEMENT.

See Note 12 to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Pursuant to the provisions of the Rules regarding Accounting Documentation of the Córdoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS

a) Receivables:

1) See Note 9 to the financial statements.

2) See Notes 3 and 9 to the financial statements.

3) See Schedule E to the financial statements.

b) Inventories:

As of March 31, 2016 and December 31, 2015, the Company did not have any inventories.

B. NON-CURRENT ASSETS

a) Receivables: See Schedule E to the financial statements.

b) Inventories:

As of March 31, 2016 and December 31, 2015, the Company did not have any inventories.

c) Investments:

See Note 10 and Schedule C to the financial statements.

d) Fixed Assets:

1) As of March 31, 2016 and December 31, 2015, the Company did not have any fixed assets that have been technically appraised.

2) As of March 31, 2016 and December 31, 2015, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible Assets:

1) See Note 1.D, and Schedules B and C to the financial statements.

2) As of March 31, 2016 and December 31, 2015, there were no deferred charges.

C. CURRENT LIABILITIES

a) Liabilities:

1) See Note 9 to the financial statements.

2) See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. PROVISIONS

See Schedule E to the financial statements.

E. FOREIGN CURRENCY ASSETS AND LIABILITIES

See Note 1.B. and Schedule G to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE PERIOD COMMENCED JANUARY 1, 2016 AND ENDED MARCH 31, 2016, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

F. SHAREHOLDERS’ EQUITY

1) As of March 31, 2016 and December 31, 2015, the Shareholders’ Equity did not include the “Irrevocable Advances towards Future Share Issues” account.

2) As of March 31, 2016 and December 31, 2015, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G. MISCELLANEOUS

1) The Company is engaged in financial and investment activities, therefore the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

2) See Notes 9 and 11 to the financial statements.

3) As of March 31, 2016 and December 31, 2015, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 11 to the financial statements.

5) As of March 31, 2016 and December 31, 2015, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount as of 03.31.16	Book Value as of 03.31.16	Book Value as of 12.31.15
Vehicles	Theft, Robbery, Fire or Total Loss	-	-	1

6) As of March 31, 2016 and December 31, 2015, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of March 31, 2016 and December 31, 2015, the Company did not have any receivables including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Buenos Aires, May 10, 2016.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2016

Figures Stated in Thousands of Pesos ($)

The Company’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.’s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

MARCH 31, 2016

The income for the three-month period that ended on March 31, 2016 amounted to $ 1,348,223. This income has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries.

The General Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2016 resolved, pursuant to the rules and regulations in force, to allocate Unappropriated Retained Earnings as of December 31, 2015, as follows:

- To Cash Dividends	$	150,000
- To Discretionary Reserve	$	4,188,397

AUTHORIZATION OF LISTING AND TRADING ON MERCADO ABIERTO ELECTRÓNICO (M.A.E.)

On October 30, 2015, M.A.E., through M.A.E. Resolution “C” 4916 dated October 28, 2015, authorized the listing and trading of the Company’s Class B Book-entry Ordinary Shares, with face value of $ 1 each, and entitled to one vote per share.

FINANCIAL STRUCTURE – MAIN ACCOUNTS OF THE CONSOLIDATED BALANCE SHEET

	03.31.16	03.31.15	03.31.14	03.31.13	03.31.12
Assets
Cash and Due from Banks	19,911,475	11,590,052	14,238,218	9,113,931	6,272,062
Government and Private Securities	30,115,637	15,128,241	6,768,371	2,525,493	6,114,388
Loans	103,245,375	72,139,296	55,957,811	44,053,470	32,099,732
Other Receivables Resulting from Financial Brokerage	16,333,862	9,802,032	6,501,490	4,811,521	5,392,282
Receivables from Financial Leases	882,645	1,039,404	1,100,807	892,086	609,017
Equity Investments	51,278	52,240	93,985	79,922	52,169
Bank Premises and Equipment, Miscellaneous Assets and Intangible Assets	5,137,343	3,904,047	3,178,053	2,575,400	2,020,665
Other Assets	4,761,131	2,657,484	1,825,131	1,358,942	1,144,792
Total Assets	180,438,746	116,312,796	89,663,866	65,410,765	53,705,107

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2016

Figures Stated in Thousands of Pesos ($)

	03.31.16	03.31.15	03.31.14	03.31.13	03.31.12
Liabilities
Deposits	107,857,212	68,600,269	55,055,738	40,836,388	32,325,574
Other Liabilities Resulting from Financial Brokerage	46,112,071	28,899,333	20,787,723	14,748,805	13,662,990
Subordinated Notes	3,652,692	2,102,863	1,817,737	1,235,790	999,991
Other Liabilities	5,772,639	4,642,866	3,586,329	2,670,231	2,308,709
Minority Interest	1,211,088	862,640	638,409	750,486	574,497
Total Liabilities	164,605,702	105,107,971	81,885,936	60,241,700	49,871,761
Shareholders’ Equity	15,833,044	11,204,825	7,777,930	5,169,065	3,833,346
Total Liabilities and Shareholders’ Equity	180,438,746	116,312,796	89,663,866	65,410,765	53,705,107

INCOME STATEMENT – MAIN ACCOUNTS OF THE CONSOLIDATED INCOME STATEMENT
	03.31.16	03.31.15	03.31.14	03.31.13	03.31.12
Net Financial Income	3,662,890	2,773,496	2,581,122	1,488,892	1,170,621
Net Income from Services	2,185,127	1,779,866	1,179,368	915,272	728,386
Provision for Loan Losses	617,563	590,867	681,979	440,978	255,562
Administrative Expenses	3,774,404	2,767,524	2,051,930	1,693,809	1,291,044
Net Income from Financial Brokerage	1,456,050	1,194,971	1,026,581	269,377	352,401
Other Miscellaneous Income	666,124	429,038	361,951	242,789	131,829
Income Tax	773,951	665,608	557,831	213,179	202,499
Net Income	1,348,223	958,401	830,701	298,987	281,731

STRUCTURE OF THE CONSOLIDATED STATEMENT OF CASH FLOWS
	03.31.16	03.31.15	03.31.14	03.31.13	03.31.12
Funds (Used in) / Provided by Operating Activities	(96,732)	(4,249,880)	2,210,978	(109,760)	840,516
Funds Used in Investing Activities	(194,212)	(167,684)	(49,987)	(71,804)	(23,059)
Funds (Used in) / Provided by Financing Activities	(225,672)	397,843	(610,695)	78,399	(225,711)
Financial Results and by Holding of Cash and Cash Equivalents	1,917,407	231,565	1,179,794	132,272	9,845
Total Funds Provided by / (Used in) during the Period	1,400,791	(3,788,156)	2,730,090	29,107	601,591

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2016

Figures Stated in Thousands of Pesos ($)

RATIOS

LIQUIDITY

Since the consolidated accounts mainly stem from Banco de Galicia y Buenos Aires S.A., the individual liquidity ratio for the Bank is detailed as follows:

	03.31.16	03.31.15	03.31.14	03.31.13	03.31.12
Liquid Assets(*) as a Percentage of Transactional Deposits	91.72	76.81	82.91	59.00	79.21
Liquid Assets(*) as a Percentage of Total Deposits	42.32	36.36	35.24	27.59	38.84

(*) Liquid Assets include cash and due from banks, Lebacs and Nobacs, net call money, short-term placements in correspondent banks, Special Guarantees Accounts at the Argentine Central Bank and repo and reverse repo transactions with the local market.

SOLVENCY

	03.31.16	03.31.15	03.31.14	03.31.13	03.31.12
Solvency	9.62	10.66	9.50	8.58	7.69

CAPITAL ASSETS

	03.31.16	03.31.15	03.31.14	03.31.13	03.31.12
Capital Assets (*)	2.88	3.40	3.65	4.06	3.86

(*) Equity investments, bank premises and equipment, miscellaneous assets and intangible assets/total assets.

PROFITABILITY

	03.31.16	03.31.15	03.31.14	03.31.13	03.31.12
Return on Average Assets(*)	3.44	3.88	4.13	2.20	2.65
Return on Average Shareholders’ Equity(*)	35.58	35.74	44.65	23.79	31.11

(*) Annualized.

EQUITY INVESTMENTS

BANCO DE GALICIA Y BUENOS AIRES S.A.

Founded in 1905, Banco de Galicia y Buenos Aires S.A. is one of the largest private-sector banks in the Argentine financial system, and one of the leading providers of financial services in the country. Through affiliated companies and a variety of distribution channels, the Bank offers a full spectrum of financial services to both individual and corporate customers. Banco de Galicia y Buenos Aires S.A. operates one of the most extensive and diversified distribution networks of the Argentine private financial sector, offering 525 branches, together with 127 points of contact gathered between regional credit-card companies and Compañía Financiera Argentina S.A.

In the first three months of fiscal year 2016, Banco de Galicia y Buenos Aires S.A. recorded net income amounting to $ 1,146,225, $ 265,265 higher than that recorded the previous fiscal year, representing a 30.1% increase. The increase in income, when compared to the same period of fiscal year 2015, mainly resulted from the increase of $ 1,250,158 in net operating income (net financial income plus net income from services). This effect was mainly mitigated by higher administrative expenses of $ 975,396.

Net operating income for the first three months of fiscal year 2016 amounted to $ 5,977,303, a 26.4% increase as compared to the $ 4,727,145 recorded in the same period of the previous fiscal year. This positive evolution was due to an increase in net income from: i) net financial income (amounting to $ 833,708, a 30.3% increase), as a result of the increase in the volumes traded during the period, mitigated by a decrease in the financial margin; ii) net income from services (amounting to $ 416,450, a 21.1% increase), the most outstanding of which are commissions related to

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2016

Figures Stated in Thousands of Pesos ($)

national and regional credit cards (32.8%), deposit accounts (32.9%) and foreign trade (69.6%). Administrative expenses totaled $ 3,647,107, with a 36.5% increase. Personnel expenses increased by 31.9% mainly because a provision for future salary increases was set up during the quarter. The remaining administrative expenses totaled $ 1,632,776, 42.6% higher than those as of the same date in the prior fiscal year primarily due to higher tax expenses, movement of funds, maintenance and preservation, electricity and communications, rentals and security services, as a result of the higher activity level and the evolution of costs related to the different services rendered to Banco de Galicia y Buenos Aires S.A.

Total financing to the private sector amounted to $ 120,169,089, showing a 42.7% growth during the last twelve months, and total deposits reached $ 108,191,488(*), growing 57.5% when compared to the same period of the previous fiscal year. As of March 31, 2016, Banco de Galicia y Buenos Aires S.A.’s estimated share in loans to the private sector was 9.6%, while in deposits from the private sector was 9.4%, when compared to 9.1% and 8.7%, respectively, for the previous fiscal year.

NET INVESTMENT S.A.

The Company’s equity investment in Net Investment S.A.’s capital stock is 87.50%, whereas the remaining 12.50% is owned by Banco de Galicia y Buenos Aires S.A.

Net Investment S.A. was created to carry out Internet business transactions.

During 2011, Net Investment S.A.’s shareholders decided to change the corporate purpose in order to be able to make investments in companies that conduct supplementary and/or related activities.

On April 7, 2015, the company’s Board of Directors decided to exercise a put option on 325 shares in Weemba, Inc., representing the whole interest in this company, according to the Put Option Agreement executed on May 17, 2010. The option price amounts to US$ 15.39 (United States dollars fifteen with 39/100) per share. Such transaction was agreed to on April 23, 2015.

For fiscal year 2016, Net Investment S.A.’s Board of Directors is analyzing new business opportunities and alternatives.

SUDAMERICANA HOLDING S.A.

Sudamericana Holding S.A. is a holding company providing life, retirement, property insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. holds the remaining 12.50%.

The insurance business undertaken by the Company is one of the most important aspects of Grupo Financiero Galicia S.A.’s general plan to strengthen its position as a leading financial services provider.

Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business amounted to $ 801,209 during the period commenced on January 1, 2016 and ended on March 31, 2016. As of March 31, 2016, these companies had approximately 6.7 million policies/certificates in all their insurance lines.

From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies’ sales.

As a result of this effort, the premium volume for the first quarter of 2016 exceeded that for the same period of the previous year by 46.1%.

(*) Including the Bank’s and Compañía Financiera Argentina S.A.’s deposits, net of eliminations between those companies. The other subsidiaries’ deposits have not been eliminated.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2016

Figures Stated in Thousands of Pesos ($)

GALICIA WARRANTS S.A.

Galicia Warrants S.A. was established in 1993 and, since then, has become a leading company. It renders services to the productive sector as an additional credit instrument, also rendering a full spectrum of services related to inventory management.

Its shareholders are Grupo Financiero Galicia S.A., which holds an 87.50% equity investment in the company, and Banco de Galicia y Buenos Aires S.A., which holds a 12.50% interest.

The company has its corporate headquarters in Buenos Aires and an office in the city of San Miguel de Tucumán, through which it carries out its transactions in the warrants market as well as other services related to its main activity, for different regional economies and geographic areas of the country.

Based on the experience and understanding of the warrant as a security instrument in the financial market, the company set as a policy to spread of quality of the service provided and improve it through the certification of ISO 9001 Standards; its main focus, during fiscal year 2016, is the improvement to Merchandise Storage and Custody, and Marketing processes.

With regard to storage services, the level of activity in its warehouses remained, thus meeting expectations.

During the first quarter of fiscal year 2016, deposit certificates and warrants issued amounted to $ 955,033, regarding merchandise under custody located throughout the country.

As of March 31, 2016, Galicia Warrants S.A. obtained income from services amounting to $ 17,414.

Galicia Warrants S.A. continues to work with the purpose of rendering its customers the best quality and more reliable service that is better tailored to meet their needs.

GALICIA ADMINISTRADORA DE FONDOS S.A.

Galicia Administradora de Fondos S.A.’s shareholders are the Company, holding 95% of the shares, and Galicia Valores S.A., holding the remaining 5%.

Galicia Administradora de Fondos S.A. administers the FIMA mutual funds distributed by Banco de Galicia y Buenos Aires S.A., in its capacity as custodial agent of collective investment products corresponding to mutual funds, through its broad channel network, such as branches, electronic banking, phone banking, and to different customer segments (institutional, corporate and individual customers).

In the first quarter of 2016, FIMA funds equity decreased by 4.7%, when compared to the closing of the previous fiscal year, reaching a volume of funds managed of $ 17,328,818 and an 8.3% market share.

In turn, the local funds market has reduced the total funds managed by almost 2%, which shows a significant decline in the pace of growth for the last six-month period of the previous fiscal year.

We believe that between the second and third quarter of the current year, the funds equity could mainly increase in income funds and in funds in the portfolio managed in Peso-denominated short-term bonds. Additionally, we expect that the offer of funds in U.S. Dollars will increase.

The company is constantly working on the development of new funds that will allow us to have a broader offering in the family of FIMA funds.

OUTLOOK

For fiscal year 2016, the Company’s results of operations will mainly depend on the development of the Argentine economy, and, particularly, the evolution of the financial system.

Buenos Aires, May 10, 2016.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Directors and Shareholders of

Grupo Financiero Galicia S.A.

Legal Domicile: Tte. Gral. Juan D. Perón 430 – 25th floor

Buenos Aires

C.U.I.T. 30-70496280-7

1.

We have performed a review of the accompanying interim financial statements of Grupo Financiero Galicia S.A. (hereinafter the “Company”), which include the Balance Sheet as of March 31, 2016, and the related Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows for the three-month period then ended, as well as a summary of significant accounting policies and other explanatory information disclosed in Notes 1 to 16 and Schedules A, B, C, D, E, G and H, which supplement them. Furthermore, we have performed a review of the Company’s consolidated interim financial statements and its controlled companies for the three-month period ended March 31, 2016, with Notes 1 to 38, which are presented as supplementary information.

The amounts and other information for fiscal year 2015, and the related interim periods, are an integral part of the financial statements mentioned above and, therefore, shall be considered in connection with those financial statements.

2.

The Company’s Board of Directors is responsible for the preparation and presentation of the accompanying interim financial statements, in accordance with the accounting framework established by the Argentine Central Bank.

3.	Our responsibility is to express a conclusion on the documents mentioned in paragraph 1., based on the reviews we conducted within the scope specified in paragraph 4.

4.

Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require that syndics review the documents detailed in paragraph 1. observing auditing standards applicable to the review of financial statements, and verify the consistency of the documents examined with the information concerning corporate decisions, as disclosed in minutes. In addition, they require that corporate decisions conform to the law and the bylaws with respect to formal and documental requirements. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their unqualified report on the review of interim financial statements on May 10, 2016. The above-mentioned external auditors conducted their reviews in accordance with the Argentine auditing standards provided by Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) for the review of interim-period financial statements. A review of interim-period financial statements involves making inquiries to the Company’s staff responsible for the preparation of the information included in the interim-period financial statements and in performing analysis procedures and other review procedures. The scope of these reviews is substantially more limited than that of an audit conducted in accordance with Argentine auditing standards. Therefore, a review does not allow us to obtain assurance that we will be aware of all the significant matters that could be identified in an audit. Therefore, we do not express an audit opinion on the Company’s financial position, results of operations, changes in shareholders’ equity and cash flows or on its consolidated financial statements.

Given that it is not our responsibility to exercise any management control, the reviews did not extend to the business criteria and decisions of the different areas of the Company, as these matters are the exclusive responsibility of the Board of Directors.

We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the other procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances, including, among others, the control over the creation and subsistence of the directors’ guarantee.

We believe that the work we performed provides a reasonable basis for our opinion.

5.

Based on our reviews, within the scope described in point 4. above, nothing has called our attention that would make us think that the interim financial statements and the consolidated financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with the Argentine Central Bank’s accounting standards.

In compliance with the legality control that is part of our field of competence, we have no observations to make.

6.

Without changing our conclusion, as mentioned in Note 1.15, the accompanying financial statements have been prepared in accordance with the accounting framework established by the Argentine Central Bank. Such standards differ, in certain aspects, from the professional accounting standards in force. In such note, the Company has identified and quantified the effect on the financial statements derived from the different valuation and disclosure criteria, except that the quantification cannot be made for unfeasibility reasons.

7.	Furthermore, we report the following:

i)	The accompanying interim financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina; and

ii)

We have read the Informative Review, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange Regulations and Title IV, Chapter III, Article 12 of the Regulations of the National Securities Commission, and the Supplementary and Explanatory Statement by the Board of Directors, required by the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations, about which, insofar as concerns our field of competence, we have no significant observations to make. The assertions on future events are the exclusive responsibility of the Board of Directors.

Buenos Aires, May 10, 2016.

Supervisory Syndics’ Committee

LIMITED REVIEW REPORT ON INTERIM FINANCIAL STATEMENTS

To the Chairman and Directors of

Grupo Financiero Galicia S.A.

Legal Domicile: Tte. Gral. Juan D. Perón 430 – 25th floor

Buenos Aires

C.U.I.T. 30-70496280-7

Introduction

We have performed a review of the accompanying interim financial statements of Grupo Financiero Galicia S.A. (hereinafter the “Company”), which include the Balance Sheet as of March 31, 2016, and the related Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows for the three-month period then ended, as well as a summary of significant accounting policies and other explanatory information disclosed in Notes and Schedules, which supplement them. Furthermore, we have performed a review of the Company’s consolidated interim financial statements and its controlled companies for the three-month period ended March 31, 2016, which are presented as supplementary information.

The amounts and other information for fiscal year 2015, and the related interim periods, are an integral part of the financial statements mentioned above and, therefore, shall be considered in connection with those financial statements.

Management’s Responsibility

The Company’s Board of Directors is responsible for the preparation and presentation of the accompanying interim financial statements, in accordance with the accounting framework established by the Argentine Central Bank.

Scope of our Reviews

Our reviews were limited to the application of the review procedures set forth by Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) for the review of interim-period financial statements. A review of interim-period financial statements involves making inquiries to the Company’s staff responsible for the preparation of the information included in the interim-period financial statements and in performing analysis procedures and other review procedures. The scope of these reviews is substantially more limited than that of an audit conducted in accordance with Argentine auditing standards. Therefore, a review does not allow us to obtain assurance that we will be aware of all the significant matters that could be identified in an audit. Therefore, we do not express an audit opinion on the Company’s financial position, results of operations, changes in shareholders’ equity and cash flows and equivalents or on its consolidated financial statements.

Conclusion

Based on our reviews, nothing has called our attention that would make us think that the interim financial statements and the consolidated financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with the Argentine Central Bank’s accounting standards.

Emphasis Paragraph

Without changing our conclusion, as mentioned in Note 1.15, the accompanying financial statements have been prepared in accordance with the accounting framework established by the Argentine Central Bank. Such standards differ, in certain aspects, from the professional accounting standards in force. In such note, the Company has identified and quantified the effect on the financial statements derived from the different valuation and disclosure criteria, except that the quantification cannot be made for unfeasibility reasons.

Report on Compliance with Regulations in force

As called for by the regulations in force, we report that:

a)

The financial statements of the Company and its consolidated financial statements as of March 31, 2016 have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our area of competence, are in compliance with the provisions of the Argentine Corporations Law, and pertinent resolutions of the Argentine National Securities Commission;

b)	The financial statements of the Company stem from accounting records kept, in all formal aspects, in compliance with legal regulations;

c)

We have read the Informative Review, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange Regulations and Title IV, Chapter III, Article 12 of the Regulations of the National Securities Commission, and the Supplementary and Explanatory Statement by the Board of Directors, required by the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations, about which, insofar as concerns our area of competence, we have no significant observations to make;

d)

As of March 31, 2016, the Company’s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records, amounted to $ 86,242.61, which was not yet due at that date;

e)	As required by Title IV, Section I, Chapter I, Article 2 of the Regulations of the Argentine National Securities Commission, we report that:

e.1)	the Company’s corporate purpose is exclusively related to financial and investment activities;

e.2)	The interest in Banco de Galicia y Buenos Aires S.A. accounts for 92.85% of Grupo Financiero Galicia S.A.’s assets, being the Company’s main asset;

e.3)	86.79% of the Company’s income stems from the equity investment in the Bank mentioned in e.2); and

e.4)	the Company holds a 100% equity percentage in the capital stock, thus having a controlling interest in the Bank mentioned in e.2).

Buenos Aires, May 10, 2016.

PRICE WATERHOUSE & CO. S.R.L.